UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the six month period ended September 30, 2015

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I

CONVENTIONS USED IN THIS FORM

We refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2015 and for six months period ended September 30, 2014 and 2015 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards, or IFRS, and its interpretations issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “Rs.”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US dollars at the rate of Rs. 65.50 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of September 30, 2015. No representation is made that the Indian Rupee amounts represent US Dollar amounts or have been, could have been or could be converted into US Dollars at such rates or any other rate.

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa,” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rs”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the Republic of China.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mmtpa” are to million metric tons per annum, references to “dmt” are to dry million metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “bbls” are to barrels, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “bcf” are to billion cubic feet and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Cairn India Limited and its subsidiaries, in which the Ravva royalty is not netted off.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we”, “us”, “our”, “Vedanta Limited”, “our Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited and its subsidiaries, (“Cairn India”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited (“TCM”), Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“ Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited(“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited , Sterlite Infraventures Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Pecvest 17 Proprietary Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Western Cluster Limited (“WCL”), Vedanta Exploration Ireland Limited, Maritime Ventures Private Limited.

II

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Konkola Resources Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, Sesa Sterlite Mauritius Holdings Limited and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis. References to “Sterlite” means the erstwhile Sterlite Industries India Limited, “MALCO” means the erstwhile Madras Aluminium Company Limited, “Sterlite Energy” or “SEL” means the erstwhile Sterlite Energy Limited, “Vedanta Aluminium” or “VAL” means Malco Energy Limited and “ Sesa Goa” means the erstwhile Sesa Goa Limited, both being the subsidiaries of Vedanta.

References to The London Metal Exchange Limited (“LME”) price of copper, zinc or aluminium are to the cash seller and settlement price on the LME for zinc, copper, aluminium for the period indicated. References to primary market share in this report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:-

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

III

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipelines and terminals may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

IV

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)

Unaudited Condensed Consolidated Interim Statements of Profit or Loss for the half year ended September 30, 2014 and 2015.	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the half year ended September 30, 2014 and 2015.	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2015 and September 30, 2015.	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the half year ended September 30, 2014, and 2015.	F-5
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the half year ended September 30, 2014 and 2015.	F-6
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-8

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half year ended September 30,	Notes	2014	2015	2015
		(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Revenue		364,790	332,892	5,082.3
Cost of sales		(284,396)	(270,518)	(4,130.0)

Gross profit		80,394	62,374	952.3
Other operating income		2,708	3,468	52.9
Distribution expenses		(5,399)	(4,859)	(74.2)
Administration expenses		(15,299)	(14,398)	(219.8)

Operating profit		62,404	46,585	711.2
Investment and other income	4	26,765	22,696	346.5
Finance and other costs	5	(35,125)	(29,606)	(452.0)

Profit before tax		54,044	39,675	605.7
Income tax expense	6	(9,747)	(17,428)	(266.1)

Profit for the half year		44,297	22,247	339.6

Profit attributable to:
Equity holders of the parent		21,214	10,151	155.0
Non-controlling interests		23,083	12,096	184.6
Earnings per share	12
Basic		7.15	3.42	0.1
Diluted		7.15	3.42	0.1
Weighted average number of equity shares used in computing earnings per share
Basic		2,965,004,871	2,965,004,871	2,965,004,871
Diluted		2,965,004,871	2,965,004,871	2,965,004,871

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half year ended September 30,	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Profit for the half year	44,297	22,247	339.6
Other comprehensive income/(loss), net of tax:
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9,654	5,933	90.6
(Loss)/gain on available-for-sale financial investments	226	115	1.8
Cash flow hedges	(1,111)	130	2.0

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(224)	(52)	(0.8)

Total other comprehensive income/(loss) for the half year, net of income tax	8,545	6,126	93.6

Total comprehensive income	52,842	28,373	433.2

Total comprehensive income attributable to:
Equity holders of the parent	21,748	6,040	92.2
Non-controlling interests	31,094	22,333	341.0

	52,842	28,373	433.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As at		March 31, 2015	September 30, 2015	September 30, 2015
		(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment		992,677	989,365	15,104.8
Exploratory and evaluation assets		341,831	361,571	5,520.2
Intangible assets		6,593	6,361	97.1
Leasehold land prepayments		3,767	3,753	57.3
Deferred tax assets		76,487	72,291	1,103.7
Financial asset investments		262	421	6.4
Derivative financial assets		12	122	1.9
Current tax asset – non current		26,562	25,395	387.7
Other non-current assets		11,563	12,659	193.3

Total non-current assets		1,459,754	1,471,938	22,472.4

Current assets
Inventories		87,715	89,876	1,372.2
Current tax asset		230	—	—
Trade and other receivables		103,777	99,086	1,512.7
Short-term investments		496,482	559,730	8,545.5
Derivative financial assets		1,035	833	12.7
Restricted cash and cash equivalents	7	4,090	6,371	97.3

Cash and cash equivalents	8	8,621	17,060	260.5

Total current assets		701,950	772,956	11,800.9

Total assets		2,161,704	2,244,894	34,273.3

LIABILITIES
Current liabilities
Short-term borrowings	9	161,233	174,121	2,658.3
Acceptances		94,660	108,861	1,662.0
Trade and other payables		165,993	209,937	3,205.1
Derivative financial liabilities		2,574	1,582	24.2
Retirement benefits		349	469	7.2
Provisions		4,870	3,578	54.6
Current tax liabilities		3,842	5,784	88.3

Total current liabilities		433,521	504,332	7,699.7

Net current assets		268,429	268,624	4,101.2

Non-current liabilities
Long-term borrowings	9	517,852	501,772	7,660.6
Deferred tax liabilities		155,812	162,797	2,485.5
Derivative financial liabilities		9	15	0.2
Retirement benefits		2,159	1,760	26.9
Provisions		11,166	10,870	166.0
Other non-current liabilities		12,577	21,131	322.6

Total non-current liabilities		699,575	698,345	10,661.8

Total liabilities		1,133,096	1,202,677	18,361.5

Net assets		1,028,608	1,042,217	15,911.8

EQUITY
Share capital	11	2,965	2,965	45.3
Securities premium		200,010	200,010	3,053.6
Other components of equity		20,693	16,620	253.7
Retained earnings		337,451	340,584	5,199.8

Equity attributable to equity holders of the parent		561,119	560,179	8,552.4

Non-controlling interests		467,489	482,038	7,359.4

Total equity		1,028,608	1,042,217	15,911.8

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half year ended September 30,	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash flows from operating activities
Profit for the half year	44,297	22,247	339.6
Adjustments to reconcile profit to net cash provided by operating activities:
Income tax (benefit) / expense recognised in profit or loss	9,747	17,428	266.1
Depreciation and amortization and unsuccessful exploration costs	59,876	39,382	601.2
Provision for doubtful debts/advances	417	—	—
Unsuccessful exploration costs written off	—	151	2.3
Fair value gain on financial assets held for trading	(19,876)	(15,740)	(240.3)
Others (coal assets write off)	457	—	—
profit on sale of fixed asset, net	29	62	0.9
Exchange loss, net	1,951	3,069	46.9
Inventory write off	2,220	—	—
Interest and dividend income	(6,889)	(6,477)	(98.9)
Interest expenses	31,542	28,101	429.0
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	(17,268)	9,203	140.5
(Increase)/decrease in inventories	(12,866)	(2,101)	(32.1)
(Increase)/decrease in other current and non-current assets	2,839	3,187	48.7
Increase/(decrease) in trade and other payable	33,293	56,778	866.8
(Decrease)/ Increase in other current and non-current liabilities	(5,443)	(3,118)	(47.6)
Proceeds from short term investments	598,276	305,795	4,668.6
Purchases of short term investments	(610,842)	(335,248)	(5,118.3)

Cash generated from operations	111,760	122,719	1,873.4

Interest paid	(54,579)	(26,889)	(410.5)
Interest received	11,602	5,428	82.9
Dividend received	—	3	0.0
Income tax paid	(17,567)	(9,884)	(150.9)

Net cash from operating activities	51,216	91,377	1,394.9

Cash flows from investing activities
Purchases of property, plant and equipment & intangible asset	(41,890)	(38,152)	(582.5)
Proceeds from sale of property, plant and equipment	87	180	2.7
Exploration and evaluation assets	(15,602)	(3,742)	(57.1)
Loans repaid by related parties	6	24	0.4
Loans to related parties	—	(0)	(0.0)

Proceeds from short-term deposits	107,943	7,230	110.4
Purchases of short-term deposits	(18,207)	(19,455)	(297.0)
Net changes in restricted cash and cash equivalents	(3,413)	(1,729)	(26.4)

Net cash provided/(used) in investing activities	28,924	(55,644)	(849.5)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	(2,306)	(9,778)	(149.4)
Proceeds from acceptances	110,270	33,189	506.7
Repayment of acceptances	(128,488)	(20,135)	(307.4)
Proceeds from other short-term borrowings	206,444	210,772	3,217.9
Repayment of other short-term borrowings	(169,557)	(239,282)	(3,653.3)
Proceeds from long-term borrowings	155,358	61,895	945.0
Repayment of long-term borrowings	(122,379)	(47,550)	(726.0)
Loans from related party	494	—	—
Loans repaid to related party	(73,628)	(1,377)	(21.0)
Payment of dividends to equity holders of the parent, including dividend tax	(5,189)	(6,968)	(106.5)
Payment of dividends to Non-controlling interest, including dividend tax	(16,601)	(8,080)	(123.5)
Payment for buyback of shares at subsidiary [including buyback expenses]	(11,689)	—	—

Net cash provided/ (used) by financing activities	(57,271)	(27,314)	(416.8)

Effect of exchange rate changes on cash and cash equivalents	52	20	0.3
Net (decrease)/ increase in cash and cash equivalents	22,921	8,439	128.9
Cash and cash equivalents at the beginning of the year	12,960	8,621	131.6
Cash and cash equivalents at the end of the period	35,881	17,060	260.5

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	60,249	58,839	898.3

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

(a)	For the half year ended September 30, 2014:

	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total

Balance as at April 1, 2014	2,965	200,010	22,527	48	589	473,431	699,570	562,773	1,262,343
Profit for the year	—	—	—	—	—	21,214	21,214	23,083	44,297
Exchange differences on translation of foreign operations	—	—	1,573	—	—	—	1,573	8,081	9,654
Movement in available for sale financial investments	—	—	—	226	—	—	226	—	226
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	(1,117)	—	(1,117)	6	(1,111)
Re- measurement of defined benefit obligation						(148)	(148)	(76)	(224)

Total comprehensive income for the period	—	—	1,573	226	(1,117)	21,066	21,748	31,094	52,842

Change in non-controlling interests						3,280	3,280	(14,475)	(11,195)
Dividend paid including tax on dividend	—	—	—	—	—	(5,189)	(5,189)	(16,601)	(21,790)

Balance as at September 30, 2014	2,965	200,010	24,100	274	(528)	492,588	719,409	562,791	1,282,200

(b)	For the half year ended September 30, 2015:

	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total

Balance as at April 1, 2015	2,965	200,010	20,674	199	(189)	337,448	561,107	467,501	1,028,608
Profit for the year	—	—	—	—	—	10,151	10,151	12,096	22,247
Exchange differences on translation of foreign operations	—	—	(4,286)	—	—	—	(4,286)	10,219	5,933
Movement in available for sale financial investments	—	—	—	115	—	—	115	—	115
Re- measurement of defined benefit obligation	—	—	—	—	—	(47)	(47)	(5)	(52)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	107	—	107	23	130

Total comprehensive income for the period	—	—	(4,286)	115	107	10,104	6,040	22,333	28,373

Other change in equity	—	—	—	—	—	—	—	284	284
Dividend paid including tax on dividend	—	—	—	—	—	(6,968)	(6,968)	(8,080)	(15,048)

Balance as at September 30, 2015	2,965	200,010	16,388	314	(82)	340,584	560,179	482,038	1,042,217

Balance as at September 30, 2015 (in US dollars in million)	45.3	3,053.6	250.2	4.8	(1.3)	5,199.8	8,552.4	7,359.4	15,911.8

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Business overview

Vedanta Limited and its consolidated subsidiaries (collectively, the “Group” or “Vedanta Limited”) is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia. The Group is also in the business of commercial power generation and port operations in India.

Vedanta Limited’s shares are listed in India on the Bombay Stock Exchange and the National Stock Exchange and its ADSs are listed on the New York Stock Exchange.

Vedanta Limited is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta, a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star, Finsider, West Globe and Welter held 46.5%, 13.5%, 1.5% and 1.3% respectively of Vedanta Limited equity as at September 30, 2015.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2015. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants, a silver refinery and nine captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh consisting of a zinc smelter and a sulphuric acid plant were discontinued in fiscal 2014. The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at September 30, 2015.

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which the Group has 59.9% interest as at September 30, 2015. Cairn has a diversified asset base with eight blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India and one in South Africa.

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited, and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and Narrain mines situated at state of Karnataka in India. The business also has a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is a wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine was suspended in January 2014 following a mud slide incident and the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s aluminium business is owned and operated by Vedanta Limited and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as on September 30, 2015. Vedanta Limited aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. Vedanta Limited is currently in the process of ramping up of 1.25 million tonnes smelter facilities at Jharsuguda. Refinery expansion project being set up at Lanjigarh is currently on hold. BALCO’s operations include two bauxite mines, a 540 MW captive power plant and 2 captive units of 300 MW each, refining, smelting and fabrication facilities in Central India. Of the two 300 MW CPP units of the 1,200 MW Korba Power Plant, the first 300 MW unit has been capitalized in December 2015. We expect commissioning of the second CPP unit during second half of fiscal 2016.

The Group’s power business is owned and operated by Vedanta Limited and by Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of Vedanta Limited, which are engaged in the power generation business in India. Vedanta Limited power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660 MW unit of the Talwandi Sabo power plant was capitalized on December 2014 and the Second 660 MW unit is capitalized in December 2015. The Power business also includes the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba, 2 units of 300 MW each power plant at BALCO (one of the two units was capitalized in August 2015. The second commercial unit is expected to be commissioned during second half of fiscal 2016 and 106.5 MW power plant at MALCO Energy Limited (“MEL”) situated near Mettur Dam in the State of Tamil Nadu in southern India.

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9% interest. Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

These consolidated financial statements of the Group were authorized for issuance by Vedanta Limited board of directors on December 22, 2015.

2. Basis of preparation of financial statements

a. Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, as issued by International Accounting Standards Board (“IASB”)

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies as applied in the audited financial statement.

Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments which are measured at fair values at the end of each reporting period.

b. Going concern

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.

c. Convenience translation

The unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional currency of the Company. Solely for the convenience of readers, the unaudited condensed consolidated interim financial statements as at and for the period ended September 30, 2015 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 65.50 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2015. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Application of new and revised standards

During the interim period the following new accounting pronouncements were adopted for preparation of the interim consolidated financial statements.

(a)	During the interim period the following new standards, amendments to existing standards and interpretations have become applicable and adopted for preparation of the interim consolidated financial statements:

Annual Improvements to IFRSs: 2010-2012 Cycle and Annual Improvements to IFRSs: 2011-2013 Cycle, are part of annual process of revising and improving existing standards. These are effective for annual periods beginning on or after July 1, 2014.

•	IFRS 8 (Operating Segments) provides that an entity need to disclose the judgments made by management in applying the aggregation criteria to operating segments. An entity is also required to provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly.

•	IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets) clarifies that when an item of property, plant and equipment is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.

•	IAS 24 (Related Party Disclosures) clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.

•	IFRS 2 (Share based payments) clarifies definition of vesting condition and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

•	IFRS 13 (Fair value Measurement) clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.

•	IFRS 3 Business Combination clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. It requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

•	IFRS 13 Fair value measurement clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.

Amendments to IAS 19(Revised 2011) – Defined Benefit Plans: Employee Contributions

Amendments to IAS 19 (Revised 2011) – Defined Benefit Plans: Employee Contributions clarify the requirements that relate to contributions to be attributed to the period of service whereby contributions from employees or third parties are linked to service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in those contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered. This amendment is effective for annual periods beginning on or after July 1, 2014.

The adoption of these new accounting pronouncements has not had any significant impact on the amounts reported in the financial statements.

(b)	At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective and the Group is currently evaluating their impacts if any:

IFRS 14 – Regulatory deferral accounts was issued by IASB in January 2014 and is effective from January 1, 2016. This IFRS allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first time adoption of IFRS. Existing IFRS preparers are prohibited from applying this standard. Also, an entity whose current GAAP does not allow the recognition of rate-regulated assets and liabilities, or that has not adopted such policy under its current GAAP, would not be allowed to recognize them on first time application of IFRS.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. In July, 2014, IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The standard will be effective for annual periods beginning on or after January 1, 2018 with early application permitted.

IFRS 15 “Revenue from contracts with Customers” outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively including service revenues and contract modifications and improve guidance for multiple-element arrangements. The new Standard will come into effect on January 1, 2018 with early application permitted.

Amendments to IFRS 11 “Acquisition of an interest in a joint operation” requires that when an entity acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, it shall apply, to the extent of its share in accordance with this standard, all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this standard and disclose the information that is required in those IFRSs in relation to business combinations. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Amendment to IAS 16 “ Property, Plant and Equipment” and IAS 38 “ Intangible Assets” clarify the use of methods based on revenue to calculate the depreciation is not appropriate. This is because such methods reflects a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits. Revenue is presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The new Standard will come into effect on January 1, 2016 with early application permitted.

4. Investment and other income

For the half year ended September 30,	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Fair value gain on financial assets held for trading	19,876	15,740	240.3
Interest income on financial assets held for trading	866	2,305	35.2
Interest income on bank deposits	3,383	1,810	27.6
Interest income on loans and receivables	2,503	2,359	36.0
Dividend income on available for sale investments	—	3	0.0
Foreign exchange gain	162	479	7.4
Capitalisation of interest income(1)	(25)	—	—

	26,765	22,696	346.5

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

5. Finance and other costs

For the half year ended September 30,	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Interest on borrowings other than convertible notes(1)	28,018	28,949	442.0
Interest on convertible notes(1)	3,309	—	—
Bank charges	330	486	7.4
Unwinding of discount on provisions	513	387	5.9
Net foreign exchange loss on foreign currency borrowings	5,006	2,489	38.0
Other	2,421	98	1.5
Capitalisation of borrowing costs	(4,472)	(2,803)	(42.8)

	35,125	29,606	452.0

Notes:

(1)	Finance costs include Rs. 31,327 million and Rs. 28,949 million ($ 442.0 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the half year ended September 30, 2014 and 2015 respectively.

6. Income tax expense

The major components of income tax expense for the half year ended September 30, 2014 and 2015 are indicated below:

(a) unaudited condensed consolidated interim statements of income

For the half year ended September 30,	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Current tax:
Current tax on profit for the period	20,451	13,771	210.3
Charge/ (credit) in respect of current tax for earlier years	17	(518)	(7.9)

Total current tax	20,468	13,253	202.4

Deferred tax:
Origination and reversal of temporary differences	(10,721)	1,891	28.9
Charge/ (credit) in respect of deferred tax for earlier years	—	106	1.6
Effect of change in Tax Rate	—	2,178	33.2

Total deferred tax	(10,721)	4,175	63.7

Tax expense for the period	9,747	17,428	266.1
Effective income tax rate (%)	18.0%	44.0%	44.0%

7. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at
	March 31, 2015	September 30, 2015	September 30, 2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks	3,805	4,456	68.0
Short-term deposits	285	1,915	29.3

	4,090	6,371	97.3

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends, escrow account for buyback of its own shares by Cairn and interest on debentures.

Restricted short term deposits include deposit created with bank to service interest cost on borrowings.

8. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at
	March 31, 2015	September 30, 2015	September 30, 2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks and in hand	5,848	13,436	205.2
Short-term deposits	2,773	3,624	55.3

	8,621	17,060	260.5

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

9. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year.

Short-term borrowings consist of:

	March 31, 2015	September 30, 2015	September 30, 2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	103,521	111,136	1,696.7
Current portion of long-term borrowings	57,712	62,985	961.6

Short-term and current portion of long term borrowings	161,233	174,121	2,658.3

Long-term borrowings consist of:

	March 31, 2015	September 30, 2015	September 30, 2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	301,302	257,169	3,926.2
Non-convertible debentures	111,200	134,948	2,060.3
Loan from related party	162,100	171,670	2,620.9
Other	962	970	14.8

Long-term borrowings	575,564	564,757	8,622.2
Less: Current portion of long-term borrowings	(57,712)	(62,985)	(961.6)

Long-term borrowings, net of current portion	517,852	501,772	7,660.6

Debt securities issued / repaid during the period-

In August 2015, Vedanta Limited (Jharsuguda Aluminium Division) issued NCD’s of Rs. 20,000 million ($ 305.3 million) to banks and financial institutions bearing an interest rate of 9.45% per annum. These debentures are secured by way of first pari-passu charge on the specified fixed assets with minimum asset coverage of 1.25 times of the aggregate face value amount of debentures outstanding at all times. These NCD’s are due for repayment in August 2020.

In April 2015, Talwandi Sabo Power Limited issued NCD of Rs. 6,750 million ($ 103.1 million) to banks and financial institutions, bearing an interest rate of 8.91% per annum. These debentures are secured by first pari passu charge on all the movable fixed assets of the company both present and future, with a minimum asset cover of 1.1 times during the lifetime of the NCDs and unconditional and irrevocable corporate guarantee by Vedanta Limited. These NCD’s are due for repayment in April 2018.

In May 2013, VGCB issued NCDs to IDFC Bank of Rs. 3,000 million ($ 45.8 million) at an interest rate of 9% per annum. These NCDs are redeemable on May 6, 2016, and also carry a put and call option exercisable at the end of 2nd year, May 6, 2015. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of the VGCB. Out of the said NCD’s Rs 2,250 million ($ 34.4 million) has been repaid in May 2015 on exercise of Put and Call option. The amount outstanding as at September 30, 2015 is Rs.750 million ($ 11.5 million).

10. Financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on the unaudited condensed consolidated interim statements of financial position.

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at September 30, 2015 and March 31, 2015.

As at September 30, 2015

	(Rs. in million)							(US dollar in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—		421	—	421	421	6.4	6.4
Other non—current assets	—	—	5,186	—	—	5,186	5,186	79.2	79.2
Trade and other receivable	—	—	71,161	—	—	71,161	71,161	1,086.4	1,086.4
Short term investments
—Bank deposits	—	—	65,187	—	—	65,187	65,187	995.2	995.2
—Other investments	—	494,543	—	—	—	494,543	494,543	7,550.3	7,550.3
Derivative financial assets	—	—	—	—	955	955	955	14.6	14.6
Cash and cash equivalents	17,060	—	—	—	—	17,060	17,060	260.5	260.5
Restricted Cash and cash equivalents	6,371	—	—	—	—	6,371	6,371	97.3	97.3

	23,431	494,543	141,534	421	955	660,884	660,884	10,089.9	10,089.9

The unaudited condensed consolidated interim statements of financial position item “Trade and other receivables” include balances with governments authorities of Rs. 7,178 million ($ 109.5 million), prepayments of Rs. 3,517 million ($ 53.7 million), advance for supplies of Rs. 8,658 million ($ 132.2 million) and claims and other receivables of Rs. 8,572 million ($ 130.9 million) which are not financial assets and hence have been excluded from the above table.

The unaudited condensed consolidated interim statements of financial position item “Other non current assets” include balances with governments authorities of Rs. 4,459 million ($ 68.1 million), prepayments of Rs. 182 million ($ 2.8 million), and claims and other receivables of Rs. 2,832 million ($ 43.2 million) which are not financial assets and hence have been excluded from the above table.

As at September 30, 2015:

	Rs. in million				(US dollar in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term	—	174,121	174,121	174,121	2,658.3	2,658.3
—Long term	—	501,772	501,772	518,039	7,660.6	7,909.0
Acceptances	—	108,861	108,861	108,861	1,662.0	1,662.0
Trade and other payables*	—	188,055	188,055	187,713	2,871.1	2,865.8
Derivative financial liabilities	1,597	—	1,597	1,597	24.4	24.4

Total	1,597	972,809	974,406	990,331	14,876.4	15,119.5

*	Includes financial liabilities of Rs. 8,310 million ($126.9 million) grouped under “other non-current liabilities”.

The unaudited condensed consolidated interim statements of financial position line item “Trade and other payables” include advances from customers of Rs. 12,989 million ($ 198.2 million), balances due to government authorities of Rs. 13,643 million ($ 208.3 million), other employees benefits of Rs. 1,366 million ($ 20.9 million) and other liabilities of Rs. 2,194 million ($ 33.5 million), which are not financial liabilities and hence have been excluded from the above table.

As at March 31, 2015:

	(Rs. in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	262	—	262	262
Other non—current assets	—	—	5,798	—	—	5,798	5,798
Trade and other receivable	—	—	72,918	—	—	72,918	72,918
Short term investments
—Bank deposits	—	—	50,310	—	—	50,310	50,310
—Other investments	—	446,172	—	—	—	446,172	446,172
Derivative financial assets	—	—	—	—	1,047	1,047	1,047
Cash and cash equivalents	8,621	—	—	—	—	8,621	8,621
Restricted Cash and cash equivalents	4,090	—	—	—	—	4,090	4,090

	12,711	446,172	129,026	262	1,047	598,218	598,218

The consolidated interim statements of financial position item “ Trade and other receivables” include balances with governments authorities of Rs. 8,148 million, prepayments of Rs. 4,116 million, advance for supplies of Rs. 8,512 million and claims and other receivable of Rs. 10,083 million which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position item “Other noncurrent assets” include balances with government authorities of Rs. 3,431 million and claims and other receivables of Rs. 2,334 million which are not financial assets and hence have been excluded from the above table.

As at March 31, 2015:

	(Rs. in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short term	—	161,233	161,233	161,233
—Long term	—	517,852	517,852	530,449
Acceptances	—	94,660	94,660	94,660
Trade and other payables*	—	163,932	163,932	162,350
Derivative financial liabilities	2,583	—	2,583	2,583

Total	2,583	937,677	940,260	951,275

*	Includes financial liabilities of Rs. 10,130 million grouped under “other non-current liabilities”.

The consolidated statements of financial position “Trade and other payables” include advances from customers of Rs. 3,210 million and other payables which include balances due to government authorities of Rs. 6,118 million, other employees benefits of Rs. 661 million and security deposits and other payables of Rs. 2,202 million which are not financial liabilities and hence have been excluded from the above table.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarise the categories of financial assets and liabilities as at September 30, 2015 and March 31, 2015 measured at fair value:

As at September 30, 2015	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Held for trading	405,603	88,940	—	6,192.4	1,357.9	—
— Derivative financial assets
— Commodity contracts	—	426	—	—	6.5	—
— Forward foreign currency contracts	—	529	—	—	8.1	—
— Forward foreign currency contracts	—	—	—	—	—	—
(Net investment in foreign operation)
Available-for-sale investments
—Financial asset investments held at fair value	421	—	—	6.4	—	—

	406,024	89,895	—	6,198.8	1,372.5	—

Financial liabilities
At fair value through profit or loss
Derivative financial liabilities
—Commodity contracts	—	186	—	—	2.8	—
—Interest rate swap	—	551	—	—	8.4	—
—Forward foreign currency contracts	—	370	—	—	5.6	—
— Forward foreign currency contracts	—	490	—	—	7.6	—
(Net investment in foreign operation)

	—	1,597	—	—	24.4	—

As at March 31, 2015	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)
Financial assets
At fair value through profit or loss
— Held for trading	375,396	70,776	—
— Derivative financial assets
—Commodity contracts	—	442	—
— Forward foreign currency contracts	—	108	—
— Forward foreign currency contracts	—	497	—
(Net investment in foreign operation)
Available-for-sale investments
—Financial asset investments held at fair value	262	—	—

	375,658	71,823	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity Contracts	—	96	—
—Interest rate swap	—	511	—
—Forward foreign currency contracts	—	1,976	—

	—	2,583	—

The fair value of the financial assets and liabilities are included at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants.

The following methods and assumptions were used to estimate the fair values:

•	Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. Other short term marketable securities are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

•	Trade and other receivables (excluding non financial assets), trade and other payables (excluding non financial liabilities) and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments

•	Non current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Quoted available-for-sale financial assets investments: Fair value is derived from quoted market prices in active markets.

•	Derivative contracts: The Group enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at September 30, 2015 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each period-end.

There were no transfers between Level 1 and Level 2 during the period.

11. Shareholders’ equity

As at September 30, 2015 the authorised share capital of Vedanta Limited comprised 51,270,100,000 equity shares with a par value of Re 1 each.

Issued, subscribed and fully paid up share capital:

Vedanta Limited’s issued equity share capital was Rs. 2,965 million and Rs. 2,965 million ($ 45.3 million) as at March 31, 2015 and September 30, 2015, respectively, consisting of 2,965,004,871 equity shares.

Retained earnings includes amongst others, a general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the Indian Companies Act, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to the amendment to the Companies Act, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in the standalone financial statements of Vedanta Limited’s general reserves, as determined in accordance with applicable regulations, were Rs. 119,125 million ($ 1,818.7 million) as at September 30, 2015.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of Vedanta Limited as at September 30, 2015 include Rs. 8,871 million ($ 135.4 million) of debenture redemption reserve.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings of the standalone financial statements of Vedanta Limited include Rs. 769 million ($ 11.7 million) of preference share redemption reserve as at September 30, 2015.

Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On October 27, 2015 the board of directors of Vedanta Limited declared an interim dividend of Rs. 3.50 ($0.05) per equity share for the financial year 2015- 16. The dividend amounting to Rs. 10,377 million ($158.4 million) has been paid on November 3, 2015.

Dividends are payable from the profits determined under Indian GAAP.

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by the company in the three years immediately preceding that year;

•	The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of the company’s paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared;

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement; and

•	The dividend cannot be declared unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year.

12. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the period ended September 30,	2014	2015
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871
Effect of dilution:
Convertible notes	—	—

Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871

Computation of basic and diluted earnings per share

Basic earnings per share:

For the half year ended September 30,	2014	2015	2015
	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	21,214	10,151	155.0
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	7.15	3.42	0.1

Diluted earnings per share:

For the half year ended September 30,	2014	2015	2015
	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	21,214	10,151	155.0
Adjustment in respect of convertible notes	—	—	—
Profit for the period after dilutive adjustment	21,214	10,151	155.0
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	7.15	3.42	0.1

The Company has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because their inclusion would have been anti-dilutive.

For the half year ended September 30,	2014	2015
Shares excluded from the calculation of dilutive EPS	81,442,560	—

13. Options to acquire subsidiary’s shares

a. Call option — HZL

Pursuant to the Government of India’s policy of divestment, the Company in April 2002 acquired 26% equity interest in HZL from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Group the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Group exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and has refused to act upon the second call option. Consequently the Company invoked arbitration which is in the early stages. The next date of hearing is scheduled for January 16, 2016. Meanwhile, the Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route

b. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Group has a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Group exercised this option on March 19, 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the (Indian) Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Group, the arbitral tribunal by a majority award rejected the claims of the Group on the grounds that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable. The Group has challenged the validity of the majority award in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on February 9, 2016. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Group offered to acquire the Government of India’s interests in HZL and BALCO for the INR equivalent of Rs. 154,920 ($ 2,365.2 million) and Rs. 17,820 million ($ 272.1 million), respectively. This offer was separate from the contested exercise of the call options, and Group proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

Vedanta Limited continues to include the shareholding in the two companies HZL and BALCO, in respect of which the Vedanta Limited has a call option as non-controlling interest.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

14. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses, was Rs. 57,945 million and Rs. 52,443 million ($ 800.7 million) as at March 31, 2015 and September 30, 2015 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Group had significant capital commitments as at March 31, 2015 and September 30, 2015 amounting to Rs. 115,741 million and Rs. 116,283 million ($ 1,775.3 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 11,418 million ($ 174.3 million) (March 31, 2015 Rs. 8,132 million) for its commercial power generation business, Rs. 35,133 million ($ 536.4 million) (March 31, 2015 Rs. 36,274 million) for capacity expansion at its aluminium business , Rs. 21,491 million ($ 328.1 million) (March 31, 2015 Rs. 17,989 million) for capacity expansion at HZL, Rs. 14,330 million ($ 218.8 million) (March 31, 2015 Rs. 14,436 million) at its copper business and Rs. 29,050 million ($ 443.5 million) (March 31, 2015 Rs.37,732 million) at Cairn India.

Export obligations

The Group had export obligations of Rs.171,421 million and Rs. 157,647 million ($ 2,406.8 million) as at March 31, 2015 and September 30, 2015 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. In the event of the Company inability to meet its obligations, its liability would be Rs. 20,128 million ($ 307.3 million) (March 31, 2015 Rs. 21,381 million) reduced in proportion to actual exports, plus applicable interest. Due to the remote likelihood of the Group being unable to meet its export obligations, the Group does not anticipate a loss with respect to these obligations and hence has not made any provision in its unaudited condensed consolidated interim financial statements.

ii. Contingencies

Certain of the Group’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Group’s tax returns. As at March 31, 2015 and September 30, 2015, the total claim related to these liabilities is Rs. 21,661 million and Rs. 22,805 million ($ 348.2 million) respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs.283 million and Rs. 702 million ($ 10.7 million) as current liabilities as at March 31, 2015 and September 30, 2015 respectively. Additionally, certain of the Group’s operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holiday and disallowances of expenditure relating to exempt income etc. amounting to Rs. 31,617 million and Rs. 32,113 million ($ 490.3 million) as at March 31, 2015 and September 30, 2015, respectively.

The claims by third party claimants amounted to Rs. 46,694 million and Rs. 54,862 million ($ 837.6 million) as at March 31, 2015 and September 30, 2015 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 7,441 million and Rs. 2,740 million ($ 41.8 million) as current liabilities as at March 31, 2015 and September 30, 2015 respectively.

The Group has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material effect on Group’s financial conditions or results of operations.

b. Guarantees

The Group has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 3,056 million and Rs. 2,583 million ($ 39.4 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2015 and September 30, 2015 respectively. The Group does not anticipate any liability on these guarantees.

•	A bank guarantee amounting to AUD 6.1 million (Rs. 281 million or $ 4.3 million) as at September 30, 2015 (March 31, 2015 AUD 6.1 million or Rs. 292 million), in favour of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of AUD 6.1 million (Rs. 281 million or $ 4.3 million). These liabilities have been fully recognized in the Group’s unaudited condensed consolidated interim financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 4.7 million (Rs. 216 million or $ 3.3 million) as at September 30, 2015 (March 31, 2015 AUD 4.7 million or Rs. 225 million), in favour of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities that are expected to occur at the closure of the mine on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 1.8 million (Rs. 83 million or $ 1.3 million). The environmental liability has been fully recognized in the Group’s unaudited condensed consolidated interim financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to ZAR 20 million (Rs. 94 million or $ 1.4 million) as at September 30, 2015 (March 31, 2015 ZAR 20 million or Rs. 104 million), in favour of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Group’s unaudited condensed consolidated interim financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 8,964 million and Rs. 7,005 million ($ 106.9 million) as at March 31, 2015 and September 30, 2015 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2015 and September 30, 2015 was Rs. 7,808 million and Rs. 8,473 million ($ 129.4 million) respectively. The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 2,612 million and Rs. 2,750 million ($ 42.0 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2015 and September 30, 2015 respectively. The Group does not anticipate any liability on these guarantees.

•	Bank guarantee of Rs. 1,150 million ($ 17.6 million) has been provided by the Group on behalf of Volcan Investment Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•	Performance guarantees for committed cumulative mandated work program of Rs. 976 million ($ 14.9 million) as at September 30, 2015 (Rs.995 million as at March 31, 2015) and also for obligations arising out of various statutes while carrying out Petroleum Operations to the Government of India, Ministry of Petroleum and Natural Gas and The Director General of Customs, Sri Lanka against its performance in respect of MB-DWN-2009/1, KG-OSN-2009/3, SL-2007-01-001, CB-ONN-2002/1, GV-ONN-2002/1 and PR-OSN-2004/1 blocks as required under the respective Production Sharing Contracts (PSCs) / Production Resource Agreements (PRAs). These guarantees are issued in the normal course of business and are valid till the time obligations under the each PSCs/PRAs are met. These guarantees are enforceable if the terms and conditions of the respective PSCs/PRAs are not met and potential liability shall be both, performance and obligations.

The Group’s outstanding guarantees cover obligations aggregating Rs. 30,902 million and Rs. 25,566 million ($ 390.3 million) as at March 31, 2015 and September 30, 2015 respectively, the liabilities for which have not been recorded in its unaudited condensed consolidated interim financial statements.

c. Other matters

i)	In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013 and therefore, the plant remained closed for the major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. Based on Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India, which is yet to be listed for hearing.

ii)	In March 2014, Cairn India Limited (“CIL”) received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by CIL to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) in the year 2006-07, the then holding company. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of CIL, from CUHL during the financial year 2006-2007 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the tax authorities vide its order dated March 11, 2015, have raised a demand of approximately Rs. 204,947 million ($ 3,129.0 million) (comprising tax of approx. Rs. 102,473 million ($ 1,564.5 million) (and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for acquiring shares of CIHL on the basis that a short term capital gain of Rs. 245,035 million ($ 3,741.0 million) accrued to CUHL on transfer of the shares of CIHL to the CIL in financial year 2006-2007, on which tax should have been withheld by CIL. CIL understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc. (holding company) filed a Notice of Claim against the Government of India under the UK-India bilateral investment treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to CIL.

Further, CIL has sought independent advice on this issue and has been advised that there could be no liability on CIL on account of not withholding the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on CIL to deduct tax by having to predict and anticipate that the retrospective amendment will be made by legislature on a future date. CIL has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its said position. The hearing of the said writ is due on April 4, 2016.

iii)	TSPL has entered into a long term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power. Due to delay in fulfillment of certain obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in implementation / completion of the project as compared to the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated Damages (LD) maximum of Rs. 3,176 million ($ 48.5 million) each for delay in commissioning of Unit I, II and III totaling to Rs.9,529 million ($ 145.5 million).

During last year, PSPCL invoked the Performance Bank Guarantee of Rs. 1,500 million ($ 22.9 million) to recover the LD on account of delay in COD of 1st Unit. TSPL filed a petition at Punjab State Electricity Regulatory Commission (PSERC) for adjudication of above dispute. TSPL had also filed a civil writ petition before the High Court of Punjab and Haryana against the bank guarantee invocation, which granted stay and directed the matter be adjudication by PSERC. Further, PSERC vide order dated October 22, 2014 directed the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until further orders. PSPCL has preferred an appeal in Appellate Tribunal for Electricity (APTEL) against the PSERC order and APTEL had on May 12, 2015 held that the matter will be heard by way of arbitration. The arbitration proceedings are in the early stages. The Group has been legally advised by its advisors who have opined that such claims for LD from PSPCL are unsustainable.

Accordingly, on the basis of facts of the situation backed by legal opinion, no provision is considered necessary at this stage.

iv)	TSPL had entered into an Engineering Procurement Construction (EPC) contract with SEPCO Electric Power Construction Corporation (SEPCO) for erection, procurement and commissioning of a 3X660MW power plant on September 9, 2009. Although EPC Contracts provided September, 2013 as the date of completion until date, one Unit has been able to achieve provisional completion with numerous quality issues. The second Unit SEPCO failed to complete the Reliability Run Test and in Synchronization, Mechanical Completion and Reliability Run is yet to commence in the third Unit.

The parties agreed a completion schedule in September 2015 yet SEPCO did not pursue completion of Reliability Run Test of 2nd Unit as per agreed terms.SEPCO has invoked arbitration on November 26, 2015 as per the EPC Contract claiming $ 202.8 million and Rs. 10,370 million ($ 158.3 million). TSPL has also nominated its arbitrator and is in the process of filing a counter-claim. The arbitration is as such in early stages.

Simultaneously, SEPCO has filed an application under section 9 of The Arbitration and Conciliation Act, 1996 before the Punjab & Haryana High Court seeking injunction on the bank guarantees including PBG of $ 143 million and an advance bank guarantee of $ 61 million, and to secure their inventory at site. The High Court vide order dated December 1, 2015 directed a stay on the bank guarantees and appointed a Local Commissioner (LC) for inspection of SEPCO’s and its contractors’ inventory. LC submitted its report on November 8, 2015. TSPL has filed its reply and also an application for vacation of stay in light of misrepresentation by SEPCO. The matter was heard from December 17, 2015 till December 23, 2015 and is reserved for order. TSPL has good chances for vacation of stay on the BGs as TSPL is well within its contractual right to ensure the partial takeover and SEPCO had concealed material facts that there are unattended defects in the plant.

v)	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited, Sterlite Industries (India) Limited, Vedanta Aluminium Limited, Ekaterina Limited, Madras Aluminium Company Limited and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions have not yet been admitted pending hearing.

15. Segment information

The Group is a diversified natural resource group engaged in exploring extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia and Liberia. The Group is also in the business of commercial power generation and port operations in India. The Group has eight reportable segments: zinc India, zinc international, oil and gas, iron ore, copper, aluminum, power, and other. The management of the Group is organized by its main products: copper, zinc, aluminum, iron ore, oil and gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board which has been identified as the CODM in deciding how to allocate resources and in assessing performance.

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2015. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants, a silver refinery and nine captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at September 30, 2015

Oil and gas

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which Vedanta Limited has 59.9 % interest as at September 30, 2015. Cairn has a diversified asset base with eight blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India and one in South Africa.

Iron ore

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and narrian mine, situated at state of Karnataka in India, a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

Copper

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

Aluminum

The Group’s aluminium business is owned and operated by Vedanta Limited and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at September 30, 2015. Vedanta Limited’s aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. BALCO’s operations include two bauxite mines, a 540 MW captive power plant and 2 captive units of 300 MW each, refining, smelting and fabrication facilities in Central India. Of the two 300 MW CPP units of the 1,200 MW Korba Power Plant, the first 300 MW unit has been capitalized in December 2015. We expect commissioning of the second CPP unit during second half of fiscal 2016.

Power

The Group’s power business is owned and operated by Vedanta Limited and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Vedanta Limited, which are engaged in the power generation business in India. Vedanta Limited’s power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India. All four units of 600 MW each are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660MW unit of the Talwandi Sabo power plant was capitalized on December 1, 2014 and the Second 660 MW unit is capitalized in December 2015. Power business also include the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba, 2 units of 300 MW each power plant at BALCO (one of the two units was capitalized in August 2015. the second commercial unit is expected to be commissioned during second half of fiscal 2016) and 106.5 MW power plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9 % interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. The operating segments reported are the segments of the Group for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, share in loss of associate and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments as is the Company’s share in profit/loss of associate. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 2,534 million and Rs. 2,578 million ($ 39.4 million) which is at cost for the half year ended September 30, 2014 and 2015 respectively.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the half year ended September 30, 2014 and 2015 and for the year ended March 31, 2015.

a. For the six months ended September 30, 2014

	Copper (Rs. in million)	Zinc India (Rs. in million)	Zinc International (Rs. in million)	Aluminum (Rs. in million)	Power (Rs. in million)	Iron Ore (Rs. in million)	Oil and Gas (Rs. in million)	Others (Rs. in million)	Elimination (Rs. in million)	Total (Rs. in million)

Revenue
Sales to external customers	110,261	65,856	18,480	58,506	15,950	10,477	84,491	769	—	364,790
Inter-segment sales	1,099	—	—	152	3,098	363	—	93	(4,805)	—

Segment revenue	111,360	65,856	18,480	58,658	19,048	10,840	84,491	862	(4,805)	364,790
Cost of sales and expenses	(104,815)	(32,717)	(12,879)	(48,144)	(12,524)	(11,943)	(24,546)	(684)	4,805	(243,447)

Segment profit	6,545	33,139	5,601	10,514	6,524	(1,103)	59,945	178	—	121,343
Depreciation and amortization	(1,515)	(3,696)	(3,436)	(5,346)	(2,891)	(1,035)	(40,881)	(139)	—	(58,939)

Operating profit	5,030	29,443	2,165	5,168	3,633	(2,138)	19,064	39	—	62,404

Finance and other costs										(35,125)
Investment and other income										26,765

Profit before tax										54,044
Income Tax expense										(9,747)

Profit for the year										44,297

b. For the year ended March 31, 2015

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)

Revenue
Sales to external customers	225,198	144,127	35,886	126,900	33,906	19,039	146,945	1,578	—	733,579
Inter-segment sales	1,100	—	—	230	7,280	924	—	220	(9,754)	—

Segment revenue	226,298	144,127	35,886	127,130	41,186	19,963	146,945	1,798	(9,754)	733,579
Cost of Sales and expenses	(208,913)	(73,522)	(24,827)	(104,601)	(32,762)	(20,854)	(58,274)	(1,266)	9,754	(515,265)

Segment profit / (loss)	17,385	70,605	11,059	22,529	8,424	(891)	88,671	532	—	218,314
Depreciation and amortization	(3,041)	(8,338)	(6,791)	(8,483)	(3,940)	(2,531)	(77,673)	(294)	—	(111,091)
Impairment	—	—	—	(294)	—	—	(406,144)	—	—	(406,438)

Operating profit / (loss)	14,344	62,267	4,268	13,752	4,484	(3,422)	(395,146)	238	—	(299,215)
Investment and other income										51,154
Finance and other costs										(63,398)

Loss before tax										(311,459)

Assets and liabilities
Assets
Segment assets*	77,427	137,021	38,506	391,541	221,491	115,297	559,863	7,664	—	1,548,810
Financial assets investments										262
Deferred tax asset										76,487
Short-term investments										496,482
Cash and cash equivalent (including restricted cash and cash equivalents)										12,711
Loan to related parties										160
Current tax asset										26,792

Total assets										2,161,704

Liabilities
Segment liability*	89,906	20,004	10,539	63,296	31,831	10,190	66,428	2,163	—	294,357
Short-term borrowings										161,233
Current tax liabilities										3,842
Long-term borrowings										517,852
Deferred tax liabilities										155,812

Total liabilities										1,133,096

*	During the current quarter ending September 30, 2015, consequent to certain power facilities at a subsidiary being commissioned for generation and sale of commercial power, capital employed in respect of capital work-in-progress for the previous periods relating to power facilities used/ to be used in the generation and sale of commercial power has been reclassified from ‘Aluminum’ segment to ‘Power’ segment.

c. For the half year ended September 30, 2015

	Copper	Zinc India	Zinc International	Aluminum	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Revenue
Sales to external customers	108,966	73,896	15,695	54,510	21,782	8,449	48,717	877	—	332,892	5,082.3
Inter-segment sales	—	—	—	134	2,837	397	—	137	(3,505)	—	—

Segment revenue	108,966	73,896	15,695	54,644	24,619	8,846	48,717	1,014	(3,505)	332,892	5,082.3
Cost of sales and expenses	(98,203)	(34,161)	(12,061)	(50,903)	(19,471)	(8,390)	(26,812)	(429)	3,505	(246,925)	(3,769.8)

Segment profit	10,763	39,735	3,634	3,741	5,148	456	21,905	585	—	85,967	1,312.5
Depreciation and amortization	(1,051)	(3,770)	(1,898)	(3,222)	(1,933)	(1,245)	(26,113)	(150)	—	(39,382)	(601.3)

Operating profit	9,712	35,965	1,736	519	3,215	(789)	(4,208)	435	—	46,585	711.2

Finance and other costs										(29,606)	(452.0)
Investment and other income										22,696	346.5

Profit before tax										39,675	605.7
Income Tax expense										(17,428)	(266.1)

Profit for the year										22,247	339.6

Assets and liabilities
Assets
Segment assets	81,117	137,640	34,626	401,622	211,056	113,286	576,904	7,236	—	1,563,487	23,870.1
Financial assets investments										421	6.4
Deferred tax asset										72,291	1,103.7
Loan to related party										139	2.1
Short-term investments										559,730	8,545.5
Cash and cash equivalent (including restricted cash and cash equivalents)										23,431	357.8
Current Tax asset										25,395	387.7

Total assets										2,244,894	34,273.3

Liabilities
Segment liability	125,266	29,334	10,681	54,480	44,566	10,669	81,736	1,471	—	358,203	5,468.9
Short-term borrowings										174,121	2,658.3
Current tax liabilities										5,784	88.3
Long term borrowings										501,772	7,660.6
Deferred tax liabilities										162,797	2,485.4

Total liabilities										1,202,677	18,361.5

16. Related party transactions

Ultimate controlling party

As at September 30, 2015, the Group is majority owned by Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Plc (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Chairman Emeritus, Mr. Anil Agarwal. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the half year ended September 30, 2014 and 2015 and closing balances as at March 31, 2015 and September 30, 2015 as noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant period. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Vedanta Resources Plc. (‘Vedanta’)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘Westglobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries

•	Konkola Copper Mines (‘KCM’)

•	Vedanta Resources Jersey II Limited (‘VRJ2’)

•	Vedanta Jersey Investments Limited (‘VJIL’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Grid Limited

C)	Other Related Parties

•	Sesa Community Development Foundation

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	Anil Agarwal Foundation Trust

•	Public and Political Awareness Trust (‘PPAT’)

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund

D)	Key Managerial Personnel

•	Mr. Anil Agarwal, Chairman Emeritus (w.e.f. April 1, 2014)

•	Mr. Navin Agarwal, Executive Chairman

•	Mr. Tarun Jain, Whole Time Director

•	Mr. D. D. Jalan (Chief Financial Officer w.e.f. April 1, 2014)

•	Mr. Thomas Albanese (Chief Executive Officer w.e.f. April 1, 2014)

E)	Relative of Key Managerial Personnel

•	Mr. Naivadya Agarwal (Son of Mr. Navin Agarwal)

•	Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

•	Ms. Priya Agarwal (Daughter of Mr. Anil Agarwal)

	For the Half Year ended Sep 30,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Sales
STL	2,696	5,235	79.9

Total	2,696	5,235	79.9

Purchases of goods/services
KCM	7,094	321	4.9
STL	31	26	0.4

Total	7,125	347	5.3

Interest income / (Finance costs)
VRJ2	(7,894)	(6,115)	(93.4)
Vedanta	115	214	3.3
Relative of Key Managerial Personnel	—	2	0.0
SISCOL	4	3	0.0
STL	3	6	0.1

Total	(7,772)	(5,890)	(90.0)

Dividend paid
TSHL	2,113	3,242	49.5
Finsider	703	943	14.4
Westglobe	78	104	1.6
Welter	67	90	1.4

Total	2,961	4,379	66.9

Dividend Income
STL	1	3	0.0

Total	1	3	0.0

Management fees expenses
Vedanta	151	161	2.5

Total	151	161	2.5

Service Income
Vedanta	12	14	0.2

Total	12	14	0.2

Long Term Incentive Plan Expenses
Vedanta	1,232	428	6.5

Total	1,232	428	6.5

Loans given/(repaid) during the period
SISCOL	(6)	(24)	(0.4)

Total	(6)	(24)	(0.4)

Loan taken/(repaid) during the period
VRJ2	(73,628)	(1,377)	(21.0)
VRJ2	494	—	—

Total	(73,134)	(1,377)	(21.0)

Guarantee given/(taken)
Vedanta	(30,096)	—	—

Total	(30,096)	—	—

Donations
Sesa Community Development Foundation	32	13	0.2
Vedanta Foundation	31	40	0.6
VMRF	11	170	2.6

Total	74	223	3.4

Investment in VRPLC Bonds	3,991	—	—

Total	3,991	—	—

The significant receivables from and payables to related parties as at March 31, 2015 and September 30, 2015 are set out below:

	As at March 31, 2015	As at September 30, 2015	As at September 30, 2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Receivable from:
STL	241	29	0.4
KCM	22	33	0.5
Vedanta	65	69	1.0
SISCOL	22	22	0.3
Volcan	27	1	0.1
Sterlite Grid Limited	2	2	0.1

Total	379	156	2.4

Loans to:
SISCOL	160	139	2.1

Total	160	139	2.1

Payable to:
VRJ2	1,004	5,341	81.5
Vedanta	1,920	1,153	17.6
STL	13	51	0.8
Hindustan Zinc Ltd Employees Contributory provident Fund Trust	35	208	3.2
Balco Employees Provident Fund Trust	10	1	0.0
Sesa Group Employees Provident Fund	17	7	0.1

Total	2,999	6,761	103.2

Borrowings from:
VRJ2	162,100	171,669	2,620.9

Total	162,100	171,669	2,620.9

Investment in Equity Shares - Quoted
STL	262	421	6.4

Total	262	421	6.4

Guarantees outstanding given/(taken)#
Vedanta	(107,154)	(92,039)	(1,405.2)
Volcan Investments Limited	1,150	1,150	17.6

Total	(106,004)	(90,889)	(1,387.6)

Investment in Vedanta Bonds	5,704	4,888	74.6

Total	5,704	4,888	74.6

#	Maximum guarantee amount and does not represent actual liability.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	Half year ended September 30, 2014 (Rs. in million)	Half year ended September 30, 2015 (Rs. in million)	Half year ended September 30, 2015 (US dollars in million)
Short-term employee benefits	171	197	3.0
Post employment benefits	14	15	0.2
Share based payments	62	33	0.5

	247	245	3.7

Relative of Key Management Personnel

	Half year ended September 30,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Short term interest bearing salary advance given /(repaid) during the period	98	(83)	(1.3)

Total	98	(83)	(1.3)

	Half year ended September 30,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Salary of Relative of Key Managerial Personnel	26	28	0.4

Total	26	28	0.4

	As at March 31, 2015	As at September 30, 2015	As at September 30, 2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Short-term interest bearing salary advance	91	8	0.1

Total	91	8	0.1

17. Cairn Merger Update

The Board of Directors of the Company and Cairn India Limited at their respective meetings held on June 14, 2015 have approved the Scheme of Arrangement (the “Scheme”) between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued a ‘No adverse observation’ letter to the Scheme.

18. Subsequent Events

There have been no material events other than disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements for the half year ended September 30, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2015. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, United Arab Emirates and Liberia. We have experienced significant growth in recent years through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the Government of India’s (GoI’s) disinvestment programs, the acquisition of the zinc business of Anglo American Plc. in Namibia, South Africa and Ireland in fiscal year 2011 and by successfully growing our acquired businesses. We have further strengthened our presence across commodities further through an all share merger with Sesa Goa in August 2013 through the consolidation and re-organization of Sesa Goa, Sterlite Industries (India) Limited, Vedanta Aluminium, Sterlite Energy and MALCO to form Vedanta Limited and transfer of Vedanta’s shareholding in Cairn India to Vedanta Limited. For more information, see page 165 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2015 filed with SEC on August 14, 2015. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating profit for depreciation and amortization, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2014	2015
	(in percentages)
Revenue:
Zinc India	18.1	22.2
Zinc International	5.1	4.7
Oil & Gas	23.1	14.6
Iron Ore	3.0	2.7
Copper	30.5	32.7
Aluminium	16.1	16.4
Power	5.2	7.4
Corporate and others	(1.1)	(0.7)

Total	100.0	100.0

Operating Profit:
Zinc India	47.2	77.2
Zinc International	3.5	3.7
Oil & Gas	30.5	(9.0)
Iron ore	(3.4)	(1.7)
Copper	8.1	20.8
Aluminium	8.3	1.1
Power	5.8	6.9
Corporate and others	0.0	0.9

Total	100.0	100.0

Segment Profit(1):
Zinc India	27.3	46.2
Zinc International	4.6	4.2
Oil & Gas	49.4	25.5
Iron Ore	(0.9)	0.5
Copper	5.4	12.5
Aluminium	8.7	4.4
Power	5.4	6.0
Corporate and others	0.1	0.7

Total	100.0	100.0

Note:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation and amortization from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2014		2015		2015
	(in millions)
Zinc India:
Segment result	Rs.	29,443	Rs.	35,965	$549.1
Plus:
Depreciation and amortization	Rs.	3,696	Rs.	3,770	$57.6
Segment profit	Rs.	33,139	Rs.	39,735	$606.6
Zinc International:
Segment result	Rs.	2,165	Rs.	1,736	$26.5
Plus:
Depreciation and amortization	Rs.	3,436	Rs.	1,898	$29.0
Segment profit	Rs.	5,601	Rs.	3,634	$55.5
Oil and Gas:
Segment result	Rs.	19,064	(Rs.	4,208)	($64.2)
Plus:
Depreciation and amortization	Rs.	40,881	Rs.	26,113	$398.7
Segment profit	Rs.	59,945	Rs.	21,905	$334.4
Iron Ore:
Segment result	(Rs.	2,138)	(Rs.	789)	($12.0)
Plus:
Depreciation and amortization	Rs.	1,035	Rs.	1,245	$19.0
Segment profit	(Rs.	1,103)	(Rs.	456)	($7.0)
Copper:
Segment result	Rs.	5,030	Rs.	9,712	$148.3
Plus:
Depreciation and amortization	Rs.	1,515	Rs.	1,051	$16.0
Segment profit	Rs.	6,545	Rs.	10,763	$164.3
Aluminium:
Segment result	Rs.	5,168	Rs.	519	$7.9
Plus:
Depreciation and amortization	Rs.	5,346	Rs.	3,222	$49.2
Segment profit	Rs.	10,514	Rs.	3,741	$57.1
Power:
Segment result	Rs.	3,633	Rs.	3,215	$49.1
Plus:
Depreciation and amortization	Rs.	2,891	Rs.	1,933	$29.5
Segment profit	Rs.	6,524	Rs.	5,148	$78.6
Corporate and Others:
Segment result	Rs.	39	Rs.	435	$6.6
Plus:
Depreciation and amortization	Rs.	139	Rs.	150	$2.3
Segment profit	Rs.	178	Rs.	585	$8.9

Business Summary

Our company is comprised of the following business segments:

Zinc India. Our fully-integrated zinc business is owned and operated by HZL. In 2014, HZL was one of the top five lead mining companies based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2014, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. To date, the offer has not been accepted by the GoI and the GoI may determine to retain its interests or to seek to sell its interests whether by way of an auction of its interests or by way of a private sale to one or more third parties. Arbitral proceedings are under progress and a hearing is scheduled for January 16, 2016. Accordingly, there is no certainty that we will acquire all or any part of the GoI’s interests in HZL.

HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, seven sulphuric acid plants, nine captive power plants in northwest India, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in state of Uttarkhand in northern India. HZL’s mines supply almost all of its concentrate requirements and HZL also exports surplus zinc and lead concentrates, if any.

Zinc International. Our Zinc-International business comprises of:

(1) a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2) a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3) a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

Oil & Gas

Our oil and gas business is primarily owned and operated by Cairn India and its subsidiaries. Cairn India is a significant contributor to India’s domestic crude oil production, contributing approximately 27% of the country’s production according to the Ministry of Petroleum and Natural Gas statistics as of March 2015. We have a diversified asset base with eight production and exploration blocks: one in Rajasthan, two on the west coast of India, four on the east coast of India and one in South Africa. We own 59.88% of Cairn India as on September 30, 2015.

Cairn India’s principal producing asset in India is RJ-ON-90/1 block with three contiguous development areas, totaling 3,111 square kilometers. Cairn India owns a 70% participating interest pursuant to a production sharing contract (PSC) that runs until May 2020. Oil and Natural Gas Corporation Limited (ONGC) holds the remaining 30% participating interest in the block.

Iron Ore. We are engaged in the exploration, mining and processing of iron ore. We were India’s largest exporter of iron ore in the private sector by volume since 2003 until the temporary suspension of iron ore mining activities in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. In India, we owned or had the rights to reserves consisting of 151.6 million tons of iron ore at an average grade of 56.0%, as of March 31, 2015. In Liberia, which is currently in the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits, Bomi hills has an estimated reserve of 171.5 million tons of iron ore, at an average grade of 35.1%. Hence along with our reserves in India our total reserves capacity totals 323.1 million tons, at an average grade of 44.9%. These reserves include those mines where the operations have been temporarily suspended and of those mines where certain clearances are awaited from Government authorities to resume operations. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the Ministry of Environment and Forests (“MoEF”), the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court. The Registration of mining leases in Goa has been completed and the Goa State Pollution Control Board in their meeting on July 10, 2015 has considered renewal of consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act. Iron ore mining re-commenced in Goa in the first half of fiscal 2016 with an approved interim capacity of 5.5 mtpa. We became the first mining company in the state to recommence exports. We made the first shipment of iron ore in October 2015. Progressive ramp-up is anticipated in the second half of fiscal 2016, and we are working towards a further increase due to mining capacity enhancement initiatives

We have also acquired the WCL iron ore project in Liberia, which is currently in the exploration stage, comprising Bomi hills, Bea mountain and Mano river deposits.

Copper. Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We are one of the two major custom copper smelters in India and have a primary market share of 34% in fiscal 2015, according to the International Copper Promotion Council, India. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

Aluminium. The Company’s aluminium business is based out of Chhattisgarh and Odisha. Our aluminium business comprises of two of the four primary producers of aluminium in India. Our primary products are aluminium ingots, rods and rolled products.

We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. In January 2012, we offered to acquire the GoI’s interests in BALCO for consideration of US$272.1 million (Rs. 17,820 million). To date, the offer has not been accepted by the GoI and the GoI may determine to retain its interests or to seek to sell its interests whether by way of an auction of its interests or by way of private sale to one or more third parties. Accordingly, there is no certainty that we will acquire all or any part of the GoI’s interests in BALCO.

BALCO’s operations include two bauxite mines, a 540 MW captive power plant and 2 captive units of 300 MW each, a 245,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in Central India. BALCO is constructing a 1,200 MW power plant consisting of four units of 300 MW each in the State of Chhattisgarh, and a 325,000 tpa aluminium smelter. The first metal tapping from this smelter was achieved in fiscal year 2014. 84 pots at this smelter were ramped up, and were capitalized during September 2014. At the 325kt Korba-II smelter, the ramp-up of further pots has been temporarily put on hold due to weaker LME and premia, and the ramp-up of captive power capacity. Of the two 300 MW CPP units of the 1,200 MW Korba Power Plant, the first 300 MW unit has been capitalized in December 2015. We expect commissioning of the second CPP unit during the second half of fiscal 2016.

Pursuant to re-auctioning of coal mines as per Coal Mines (Special Provisions), 2014, BALCO was successful in winning bids for two mines in February 2015: the (i) Chotia coal block and (ii) Gare Palma IV/1 in Chhattisgarh. We signed a mining lease agreement for Chotia coal block in early October 2015, and production is expected over the coming months. We are in discussion with the GoI for approval to start mining on Gare Palma IV/1 block and the matter is sub-judice.

Our aluminium business in Odisha operated through Vedanta limited include an aluminium smelter of 500,000 tpa capacity and a captive power plant of 1,215 MW (nine units with a capacity of 135 MW each) at Jharsuguda and an alumina refinery of 1 mtpa together with associated captive power plant of 75 MW at Lanjigarh in the State of Orissa in eastern India. We are in the process of setting up another 1,250 ktpa aluminium smelter in Jharsuguda. We are in discussions with GoI authorities to use power from the 2,400 MW power plant for further ramp-up of pots at the 1.25 million tons Jharsuguda-II, and expect this to commence in the second half of fiscal 2016. We also plan to expand the alumina refining capacity at Lanjigarh to 5 mtpa and the associated captive power plant capacity to 300 MW. In this regard, Environment Clearance has been obtained from regulatory authority for Expansion to 5 mtpa. We have prospecting licences for three laterite mines in Odisha. Subsequent to execution of Prospecting Licence Deed, we have applied for grant of Mining Licence and same is expected in the second half of fiscal 2016.

Power. The power segment includes a 2,400 MW thermal-based commercial power facility in the State of Odisha in eastern India, 106.5 MW power plant at MALCO Energy, 274 MW wind power plants operated by HZL, BALCO’s 270MW captive power plant, BALCO’s 600 MW thermal-based power facility and the 1,980 MW thermal power plant in Talwandi Sabo, Punjab.

The 270 MW power plant at BALCO’s Korba facility was previously used for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009.In July 2008, Sterlite Energy was awarded the tender by the Government of Punjab for a project to build a 1,980 MW (comprising three units of 660 MW each) thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India. The first 660 MW unit of the Talwandi Sabo power plant was capitalized in December 2014 and the Second 660 MW unit is capitalized in December 2015. Out of the two 300 MW units of the 1,200 MW Korba Power Plant designed for commercial power: one 300 MW unit has achieved commercial production during this period and was capitalised on August 1, 2015; the second commercial unit is expected to be commissioned during the second half of fiscal 2016.

Corporate and Others. Our other business segment includes infrastructure, paper and other activities.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, our cost of production, realization discount to Brent, our production output and mix, government policy in India and other countries of operation and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME/ London Bullion Market Association prices in our zinc and aluminium business and other benchmark prices in our oil, gas and iron ore business and by the treatment charge and refining charge (“TcRc”) of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly, including as a result of changes in the supply of and demand for zinc, oil, gas, iron ore, copper and aluminium among others. While natural resource producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resource producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the six months ended September 30, 2015, the fall in commodity and crude oil prices impacted the revenue and operating profit of Vedanta Limited. In the first half of the fiscal year, average LME price for zinc was down 8.3% at US$2,013 per ton, aluminium was down 11.7% at US$1,675 per ton and Brent was down 47.0% at US$56.0 per barrel as compared to the corresponding prior year period.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices and metal premiums over LME prices of zinc, lead and aluminium, and the London Bullion Market Association price of silver. Our zinc business is fully integrated, and its profitability is dependent upon the difference between the LME price of zinc and lead, London Bullion Market Association price of silver, the premium over the LME prices and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium and the metal premium over LME, less our cost of production, which includes the costs of bauxite mining, transportation, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium and the metal premium over LME, less the cost of the sourced alumina and our cost of production. During the six months ended September 30, 2015, 59% of BALCO’s alumina requirement and 53% of Vedanta Limited’s alumina requirement were imported, with the rest supplied by Vedanta Limited’s alumina refinery at Lanjigarh. The following table sets forth the daily average zinc and aluminium LME prices for the periods ended:

	For the Six Months Ended September 30,
	2014	2015
	(in US Dollars per ton)
Zinc LME	$2,196	$2,013
Lead LME	$2,140	$1,824
Aluminium LME	$1,896	$1,675
Silver LBMA*	$633	$502

*	Silver denominated in $/kg

Crude oil and natural gas

Movements in the price of crude oil and discounts to oil prices based on quality parameters significantly affect Cairn India’s results of operations and declines in crude oil prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions.

Lower oil prices may also reduce the economic viability of projects planned or those in the early stages of development. In addition, a fall in the price of oil may result in the impairment of higher cost reserves and other assets which may result in decreased earnings or losses.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the six month periods ended September 30, 2014 and 2015:

	For the Six Months Ended September 30,
	2014	2015
	($ per barrel)
European Brent	105.7	56.0

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades.

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality.

Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated prices are almost similar.

Ravva crude is benchmarked to Tapis & Minas crude grades (South Asian crudes) and price realization in general is higher than Dated Brent. The crude oil price benchmarks are based on crude oil sales agreement.

Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term price contracts as well as under ruling spot prices. The prices for iron ore are significantly dependent upon the global and regional imbalances between the demand for and supply of iron ore, worldwide steel-making capacity and transportation costs.

Long-term contract prices fluctuate based on the expected supply of and demand for iron ore and the expected steel-making capacity for a period exceeding one year or more, whereas spot prices fluctuate based on short term imbalances between demand and supply. Every quarter, Vale Limited, Rio Tinto plc and BHP Billiton Limited negotiate with major steel manufacturers and set a benchmark price based on which other countries determine the price for their iron ore. The profitability of the iron ore business is dependent on the selling price and cost of production which includes cost of extracting and processing iron ore, and royalty. Iron ore prices remained range-bound during the first half of fiscal 2016, having fallen 41% compared to first half of fiscal 2015 as a result of increased supply from Australia and moderating demand growth in China. Iron ore spot prices averaged US$56 (CFR China) for 62% Fe grade a ton over the first half of fiscal 2016 compared to US$96 in the first half of fiscal 2015.

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is wholly one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 100.0% of our copper concentrate requirements during the six months ended September 30, 2015, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid, precious metals and gypsum, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the periods indicated:

	For the Six Months Ended September 30,
	2014	2015
	(in US cents per pound)
Copper TcRc	20.0¢/lb	24.1¢/lb

The LME price of copper affects our profitability for the portion of our copper business where we source copper concentrate from our own mine. However, we did not source any of our copper concentrate requirement from our copper mine Mt. Lyell for the six months ended September 30, 2015, and also do not expect to source any copper concentrate from this mine in the near future, as this mine has been placed under care and maintenance since July 2014. The following table sets forth the daily average copper LME price for the periods indicated:

	For the Six Months Ended September 30,
	2014	2015
	(in US Dollars per ton)
Copper LME	$6,894	$5,639

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission (“CERC”) determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees for up to one year. Under the guidelines issued by the Ministry of Power, determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. Tariff for supply of power from our Mettur power plant to the Tamil Nadu Electricity Board is determined by the energy purchase agreement with the Tamil Nadu Electricity Board. In case of our 1,980 MW thermal power plant at Talwandi Sabo, the project was setup through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process. Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power market. The power realisation prices for the six months ended September 30, 2015 and September 30, 2014 was Rs. 3.12 per unit and Rs. 3.35 per unit, respectively.

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell large quantities of our products in India.

Hedging

We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price of copper metal for the relevant quotational period less TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

For our zinc and iron ore business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our zinc business, ore extraction constitutes a major cost representing approximately thirty percent of the total cost of production. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately forty percent of production of aluminium. In iron ore, logistics represents twenty five percentage of the total cost of production, in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, where royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and met coke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our iron ore business meets its power requirement from captive power plant, which generates power from the waste gases of our metallurgical coke plant and the blast furnace and balance from the grid run by the electricity department of the government. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sourced 27.2% of its thermal coal requirement from coal linkages from subsidiaries of Coal India Limited during the six months ended September 30, 2015. We entered into five-year supply agreements in 2008 for five units of 135 MW each, in 2009 for two additional units of 135 MW each and in 2014 for an additional two units of 135 MW each for the Jharsuguda 1,215 MW captive power plant. The remaining coal is sourced through open market purchases and imports. The contract entered in 2008 was further renewed in 2014 until 2018. Shortages of coal at Coal India Limited may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India Limited to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

BALCO sources some of its thermal coal requirement from a subsidiary of Coal India, under an agreement entered into in April 2008. In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. On account of allocation of this coal block, coal supplied by Coal India’s subsidiary to the operational captive power plants of BALCO under the five year supply agreement is reducing progressively, and should be completely stopped by fiscal year 2016. In September 2014, the Supreme Court of India passed a judgment cancelling 214 coal block allocations since 1993, which included our coal block at BALCO. During the fourth quarter of fiscal year 2015, BALCO was successful in securing two coal mines in coal block auctions conducted by the GoI, namely the Chotia coal block and Gare Palma IV/1 block. The total reserves at the Chotia block and the Gare Palma IV/1 are 15.5 million tons and 44 million tons respectively with the annual production capacity of one million tons and six million tons for the Chotia block and the Gare Palma block IV/1 respectively. We signed a mining lease agreement for Chotia coal block in early October 2015, and production is expected over the coming months. We are in discussion with the Government of India for approval to start mining on Gare Palma IV/1 block and the matter is sub-judice.

HZL, in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI. HZL’s share of the coal block is approximately 31.5 million tons. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. However, on February 17, 2014, the Ministry of Coal issued a letter cancelling the coal block allocation stating that the consortium could not obtain forest clearance and adheres to time line for development of the coal block and also taking into consideration the fact that the same was rejected earlier. This cancellation by the Ministry of Coal was challenged by the consortium in the High Court of Chattisgarh and a stay order was granted on March 11, 2014. In September 2014, the Supreme Court revoked all the allocations of coal blocks which were awarded from 1992 to 2012 by the Ministry of Coal’s screening committee, and a new tender process is underway for the allocation of coal blocks.

After being denied access to the coal field, HZL continues to import coal from third party suppliers despite the fact, HZL had been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI, but the same was linked to development of the allocated coal block. There has been no access to coal since September, 2012. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. The majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations and Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations are outsourced to third-party contractors. The operations and maintenance activities at most of the power facilities are fully outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represent a significant portion of our costs of production.

Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate U.S. dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for the periods presented:

	For the Six Months Ended September 30,
	Unit of Measurement	2014	2015
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc)(1)	¢/lb	20.0	24.1

Cost of production before by-product revenue(2)
Zinc India(3)		$1,185	1,130
Zinc International(4)		$1,534	1,596
Oil and Gas(5)	$/boe	23.4	23.4
Iron ore(6)		$34.0	7.2
Copper smelting and refining(7)	¢/lb	16.0	12.9
Aluminium(8)		$1,776	1,673
Power – Jharsuguda 2400 MW plant	Rs./unit	2.3	2.2

Cost of production net of by-product revenue(2)
Zinc India(3)		$1,105	1,052
Zinc International(4)		$1,331	1,439
Oil and Gas(5)	$/boe	23.4	23.4
Iron ore(6)		$34.0	7.2
Copper smelting and refining(7)	¢/lb	4.8	2.4
Aluminium(8)		$1,775	1,639
Power - Jharsuguda 2400 MW plant	Rs./unit	2.3	2.2

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.
(3)	Cost of production of zinc before by-product revenue increased from Rs.71,326 per ton for the six months ended September 30, 2014 to Rs. 72,582 per ton for the six months ended September 30, 2015, an increase of 1.8%. The increase was primarily due to regulatory headwinds like Renewable Power Obligation, increase in clean energy cess, electricity duty on Captive Power, increase in royalty rates and contribution towards District Mineral Foundation. However the increase were more than offset by cost reduction initiatives, deferment of mine development expenses and depreciation of the Indian Rupee, which reflected in reduction of cost of production from US$ 1,185 per ton to US$ 1,130 per ton.
(4)	Cost of production before by-product credit for the zinc international business increased from $1,534 per ton to $1,596 per ton, an increase of 4.0%, on account of lower volumes and reduction in ore grades. Reflecting this increase, cost net of by-product credit as well increased from $1,331 per ton in six months ended September 30, 2014 to $1,439 per ton in six months ended September 30, 2015.
(5)	Cost of production for oil and gas remained constant at $23.4 per net boe.
(6)	Cost of production for iron ore pertains to Karnataka Operations.
(7)	Cost of production for the copper business, when compared before offsetting the by-product and free copper revenue decreased by 3.3 ¢/lb to 12.9 ¢/lb from 16.0 ¢/lb in the six month ended September 2014, mainly due to higher volumes and lower power rate, as the power was supplied by our captive power plant. When computed net of by-product and free copper revenue, the cost of production decreased further from 4.8 ¢/lb in the six months ended September 2014 to 2.4 ¢/lb in the six months ended September 2015, primarily due to higher by-product credits. Average realization on the sale of sulphuric acid, a by-product increased from Rs. 2,494 per ton in the six month ended September 2014 to Rs. 3,649 per ton in the six month ended September 2015.

(8)	The cost of production for aluminium business, before adjusting by-product revenue increased from Rs. 106,899 per ton in the six month ended September 2014 to Rs. 107,457 per ton in the six month ended September 2015. The increase was driven by higher alumina and coal costs and other statutory levies such as clean energy cess, renewable power obligation, electricity duty exemption limit expiry on power cost. However the increase was more than offset by cost reduction initiatives and depreciation of the Indian Rupee, which reflected in reduction of cost of production from US$ 1,775 per ton to US$ 1,639 per ton (cost of production from newly commissioned 84 pots in BALCO are excluded. Cost of production for first half of fiscal 2016 including newly commissioned 84 pots in BALCO is US$ 1,668 per ton).

We present below the cost of production for our metal products on the following basis:

(i) Cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and

(ii) Cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of Royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•	Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of Royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron. During fiscal year 2015, iron ore operations in Goa were closed due to the continued mining ban in the state of Goa, and operations in Karnataka were also shut during a large part of the year.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this half yearly report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•	Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•	Cost of production of power for Jharsuguda 2400 MW power plant (and not for the TSPL 660 MW, the 274 MW HZL power plant, the 270 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2014	2015
		(tons except where otherwise stated)
Zinc India	Zinc	321,185	398,273
	Lead	64,232	71,100
	Silver	180	206
Zinc International
- Skorpion	Zinc	60,102	42,495
- BMM	Copper(1)	3,144	2,283
	Zinc(1)	13,919	14,029
	Lead(1)	16,841	16,795
Lisheen	Zinc(1)	62,549	53,873
	Lead(1)	9,441	6,171
Oil and Gas (on net basis)	Crude Oil (mmbbls)	14.7	15.5
	Natural Gas (mmscf)	1.5	1.0
Iron Ore	Iron Ore (million tons)	0.3	1.1
Copper	Copper cathode(2)	166,161	192,755
	Copper rods	80,647	103,037
Aluminium	Ingots(3)(5)	253,458	277,512
	Rods	144,816	166,340
	Rolled Products(4)	26,128	20,094
Power	Power (Million Units)	4,627	5,789

Note:

(1)	Refers to mined metal content in concentrate.

(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Includes captive consumption for project of Nil tons for six months ended September 2015, and 5 tons for six months ended September 2014.
(4)	Includes captive consumption for project of 10 tons for six months ended September 2015 and 3 tons for six months ended September 2014.
(5)	Includes trial run production of 38 kt for the six months ended September 2015 and 24 kt for six months ended September 2014.

Any general ban on resource extraction activities by the government of a jurisdiction containing resource extraction operations of us could have the effect of closing or limiting production from its operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015. This was due to the suspension imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa for the period September 2012 to April 2014. The ban was lifted in Goa in April 2014 through an order of the Supreme Court which was conditional on the state government of Goa issuing a state mining policy. Thereafter the state government of Goa declared a state mining policy later during the year, and renewed leases pending from the year 2007 in December 2014 and January 2015. Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rods and rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Profit Petroleum

GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts. Profit Petroleum sharing between GoI and the contractor is determined by (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the Post Tax Rate of Return investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

For six months ended September 2015, the Profit Oil or Profit Gas being paid to Government for the Rajasthan block is at the rate of 40% for Development Area-1 and at the rate of 40% for Development Area-2. Profit Petroleum Payable at Cambay block for six months ended September 2015 is Lakshmi-45%, Gauri-55% and CBX-60% to the GoI. For six months ended September 2015, Profit Petroleum payable to the GoI is at 60% for the Ravva block.

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	March 1, 2011 to August 12, 2013	August 13, 2013 to Present
Copper	5.0%	5.0%
Copper concentrate	2.5%	2.5%
Zinc	5.0%	5.0%
Lead	5.0%	5.0%
Silver	6.0%	10.0%
Aluminium	5.0%	5.0%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levied an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.5% (for the period from March 18, 2012 to February 28, 2015, the CVD was 12%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 (prior to March 17, 2012 it was 3% of CVD).

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

In February 2011, the import duty on copper concentrate and rock phosphate was increased from 2.0% to 2.5%, and a 1% excise duty was also imposed on fly ash. The excise duty on fly ash was further increased to 2% vide notification dated February 17, 2012 in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on fly ash becomes 6%.

Goods imported for the purposes of “Petroleum operations” are exempt from customs duty. Pursuant to a notification in March 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2012 to September 20, 2013 (percentage of F.O.B value of exports)	September 21, 2013 to November 21, 2014 (percentage of F.O.B value of exports)	November 22, 2014 to present (percentage of F.O.B value of exports)
Zinc concentrate	1.5%	1.3%	1.0%
Zinc ingots	2.0%	1.7%	1.9%
Lead concentrate	1.5%	1.3%	1.0%

The following table sets forth the export assistance premiums, in the form of Marked Linked Focus Product Scheme as a percentage of the F.O.B value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to March 31, 2015 (percentage of F.O.B value of exports)
Copper cathode	2.0%
Copper rods #	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, new merchandise exports from India scheme was introduced in place of marked linked focus product scheme. In the new scheme, no export incentive has been notified for copper products.

The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 1, 2011 to September 12, 2013	September 13, 2013 to March 31, 2014	April 1, 2014 to November 21, 2014	November 22, 2014 to Present
Aluminium ingots	2.0%	1.7%	1.7%	1.9%
Aluminium rods	2.0%	1.7%	1.7%	1.9%
Aluminium rolled products	3.0%	3.0%	0%	0%

In the case of sales under Merchandise Exports from India Scheme (MEIS), export assistance premiums for these products would extend to 2% of the F.O.B value of exports made to the countries notified under annexure 3A and 3B of the said scheme. Merchandise Exports from India Scheme has been introduced vide Foreign Trade Policy (FTP) 2015-20 wherein Chapter 3 reward schemes have been simplified in the said policy. The objective of schemes under this chapter is to provide rewards to exporters to offset infrastructural inefficiencies and associated costs involved and to provide exporters a level playing field. The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the foreign trade policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board value of exports).

Effective from March 1, 2011, the GoI raised export duty on iron ore fines and lumps from 5% and 10% respectively to an even rate of 20%, ad valorem on the Free on Board value of exports. Effective from December 30, 2011, the GoI further raised the rate of export duty on iron ore fines and lumps from 20% to 30%. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58% is 10%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2016 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.6%. Non-resident companies was charged at statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.3% during fiscal year 2016. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan block under Section 80-IB (9) of the Income Tax Act, 1961.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (“MAT”), whichever is greater. The effective MAT rate during fiscal year 2016 for Indian companies was 21.3% and for non-resident companies was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. The Finance Act 2015 has increased the surcharge from 10% to 12%, which results in effective tax rate of 20.35% for fiscal year 2016. This tax is payable by the company declaring, distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

There are various tax exemptions or tax holidays available to companies in India. The most important to the Companies in the Group are:

•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated area at India can benefit from a tax holiday. A typical tax holiday would exempt 100% of the profits from the undertaking for five years, and 30% for five years thereafter. This deduction is available only for units established prior to March 31, 2012

•	The power plants (including wind power plants) exemption — Profits on newly constructed power plants are eligible for a tax holiday. A typical holiday would exempt 100% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company. This exemption is available only for units established till March 31, 2017.

•	The industrial undertakings’ exemption – Production of Mineral Oil - Profits of newly constructed industrial undertakings engaged in production of Mineral Oil are eligible for a tax holiday. A typical tax holiday would exempt 100% of the profits of the undertaking for a period of seven consecutive assessment years. This deduction is available only to blocks licensed under a contract awarded prior to April 1, 2011.

•	Investment Allowance u/s.32 AC of the Income Tax Act - Incentive for acquisition and installation of new high value Plant or Machinery to manufacturing companies by providing an additional deduction of 15% of the actual cost of Plant or Machinery acquired and installed between April 1, 2013 and March 31, 2015. The actual cost of the new Plant or Machinery should exceed Rs.1,000 million to be eligible for this deduction. The Finance (No. 2) Act 2014, has extended this allowance till March 2017, while reducing the threshold cost of Plant or Machinery for claiming deduction to Rs. 250 million.

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Vedanta Limited and in some of our operating subsidiaries such as Cairn, BALCO and HZL. HZL’s export unit, HZL also benefits from a tax holiday exemption with respect to its zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the state of Uttarakhand in North India. Cairn enjoys tax holiday with respect to its Rajasthan blocks. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions and HZL has also benefited from establishing wind energy generating projects. In addition, a large part of Vedanta Limited, Cairn and HZL’s investment of surplus cash are in tax exempt instruments. Commercial power business also enjoys a tax exemption on their independent power plants for ten years from the date of commencement of their operations. The Vizag port is also subject to favorable tax treatment.

We currently pay an excise duty of 12.5% with effect from March 1, 2015 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale upto February 28, 2015). We charge the excise duty and additional charge to our domestic customers. We pay excise duty on metallurgical coke at the rate of 6.0% and an additional charge as education cesses of 3.0% on the excise duty, whereas on pig iron of 12% and an additional charge as education cesses of 3.0% on the excise duty. HZL pays excise duty on silver at the rate of 8.0% effective from August 13, 2013 (4.0% prior to that) and an additional charge of 3.0% on the excise duty.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10% with effect from September 01, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014 and 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014 and 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, an amount equal to 30% of this royalty was levied with effect from January 12, 2015 for contribution to the District Mineral Fund (DMF) for existing mines and 2% in royalty for the National Mineral Exploration Trust (NMET). The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15% ad valorem, the rate declared by the Indian Bureau of Mines on a monthly basis.

Royalty is also payable at Cairn India to the state government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint venture partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Cess is paid at the rate of Rs. 4500/MT for crude oil which was Rs. 2500/MT till March 16, 2012, with additional Rs. 51.5/MT (inclusive of 3% education cess and higher education cess) as National Calamity Contingent Duty, or NCCD till February 2015. Since March 2015, pursuant to amendments in the Finance Act, 3% of education cess and higher education cess is no longer payable, so currently NCCD is paid @ Rs. 50/MT. Sales tax payments are made at the rate of 2% (central sales tax) on sale of both crude oil and natural gas.

For the Ravva block, royalty is Rs. 481/MT and cess is fixed at Rs. 900/MT on crude oil. Royalty on natural gas is 10% of well-head value of gas. Sales tax payments stand at 2% (central sales tax) or 5% (value added tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participated in the payment of NCCD at the rate of Rs. 51.5/MT (inclusive of 3% education cess and higher education cess) until February 2015. Since March 2015, pursuant to amendments in the Finance Act, 3% of education cess and higher education cess on NCCD is not payable. Sales tax payments (central sales tax) are made at a rate of 2% on crude oil and 15% (value added tax) on natural gas.

For all the above blocks, education surcharge was paid at 3% of applicable cess value, which has been discontinued as per Ministry of Finance circular with effect from December 2013.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•	7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and

•	3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi-annual basis.

Exchange Rates

We sell commodities that are typically priced by reference to US Dollar prices. However, a majority of our direct costs in our zinc, oil and gas, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian Dollars, South African Rand and Namibian Dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US Dollars. As a result, an increase in the value of the US Dollar compared to the Indian Rupee, and to a lesser extent the Australian Dollar, South African Rand and Namibian Dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US Dollar relative to the Indian Rupee, Australian Dollar, South African Rand and Namibian Dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US Dollar, Namibian Dollar against the US Dollar and the South African Rand against the US Dollar for the periods indicated:

	For the Six Months Ended September 30,
	2014		2015
	(per US Dollar)
Indian Rupees	Rs.	60.19	Rs.	64.23
Namibia Dollars	NAD	10.65	NAD	12.53
South African Rand	ZAR	10.65	ZAR	12.53

Source:	Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US Dollar was Rs. 64.23 per US Dollar during the six months ended September 30, 2015 as compared to Rs. 60.19 per US Dollar during the six months ended September 30, 2014, a depreciation of 6.7%, which improved our revenues.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Six Months Ended September 30,
	2014	2015
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(77.9)	(81.3)
Gross Profit	22.1	18.7
Other operating income	0.7	1.0
Distribution cost	(1.5)	(1.5)
Administration expenses	(4.2)	(4.3)
Operating profit	17.1	14.0
Investment income	7.3	6.8
Finance costs	(9.6)	(8.9)
Profit before taxes	14.8	11.9
Tax expense	(2.7)	(5.2)
Profit for the period	12.1	6.7
Profit attributable to:
Equity holders of the parent	5.8	3.0
Non-controlling interest	6.3	3.6

Comparison of the six months ended September 30, 2014 and September 30, 2015

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue decreased from Rs. 364,790 million during the six months ended September 30, 2014 to Rs. 332,892 million ($ 5,082.3 million) during the six months ended September 30, 2015, a decrease of Rs.31,898 million, or 8.7%. Revenue decreased primarily on account of steep fall in oil prices and lower daily average LME prices for zinc, lead, copper and aluminium. These decreases were partially offset by higher volumes in zinc India, iron ore, aluminium and copper business and power revenue in TSPL 660 MW and BALCO 600 MW.

Other operating income improved from Rs. 2,708 million during the six months ended September 30, 2014 to Rs. 3,468 million ($52.9 million) during the six months ended September 30, 2015, an increase of Rs. 760 million primarily on account of liquidated damages recovered from an EPC contractor in our aluminium business.

Operating profit decreased from Rs. 62,404 million during the six months ended September 30, 2014 to Rs. 46,585 million ($711.2 million) during the six months ended September 30, 2015, a decrease of Rs.15,819 million, or 25.3%. The decrease was largely due to fall in oil prices, lower daily average LME prices for zinc, lead, copper and aluminium, increase in the share of profit petroleum pay out in the Rajasthan block in the oil and gas business, higher maintenance expenses due to shutdown work and higher treatment and refining charges at Zinc International. However, the reduction in operating profit during the six months ended September 30, 2015 was partially offset by higher volumes, decrease in the cost of production in our Zinc India, aluminium and copper business, Rupee depreciation against the US dollar, higher TCs/RCs in copper business and reduction in depreciation on account of change in useful life of assets starting second half of fiscal 2015. Operating profit margin decreased from 17.1% during the six months ended September 30, 2014 to 14% during the six months ended September 30, 2015.

Factors contributing to the fall in the operating profit were as follows:

•	Cost of sales decreased from Rs. 284,396 million during the six months ended September 30, 2014 to Rs. 270,518 million ($4,130.0 million) during the six months ended September 30, 2015, a decrease of Rs. 13,878 million, or 4.9% mainly due to reduction in depreciation on account of change in useful life of assets starting second half of fiscal 2015. Cost of sales excluding depreciation increased primarily due to the increase in volume of production in copper and general increase in the cost of production across operations. As a result, cost of sales as a percentage of revenue increased from 77.9%, during the six months ended September 30, 2014 to 81.3% during the six months ended September 30, 2015.

•	Distribution costs decreased from Rs. 5,399 million during the six months ended September 30, 2014 to Rs. 4,859 million ($74.2 million) during the six months ended September 30, 2015, a decrease of Rs.540 million, driven by the decrease in spend across zinc, aluminium and power businesses.

•	Administration expenses decreased from Rs. 15,299 million in the six months September 30, 2014 to Rs. 14,398 million ($219.8 million) during the six months ended September 30, 2015, a decrease of Rs. 901 million, or 5.9%. This was mainly due to onetime provision on inventories in the iron ore business during six months ended September 30, 2014 which was partially offset by increase in expenses in power business on account of start of operations of 660 MW power plant in TSPL from December 2014. As a percentage of revenue, administration expenses increased from 4.2% for the six months ended September 30, 2014 to 4.3% during the six months ended September 30, 2015.

Zinc India

Revenue in the Zinc India segment increased from Rs. 65,856 million during the six months ended September 30, 2014 to Rs. 73,896 million ($1,128.2 million) during the six months ended September 30, 2015, an increase of Rs. 8,040 million, or 12.2%. The increase was primarily on account of higher volumes for zinc, lead and silver which was partly offset by reduction in zinc and lead LME prices. Specifically:

•	zinc ingot production increased from 321,185 tons during the six months ended September 30, 2014 to 398,273 tons during the six months ended September 30, 2015, an increase of 24.0%. This increase is in line with the mine plans for Rampura Agucha and Sindesar Khurd (SK). Rampura Agucha underground mine focused on mine development for sustained production in coming quarters; mine development crossed a benchmark level of 1,000m in September 2015. Zinc ingot sales also increased from 319,640 tons during the six months ended September 30, 2014 to 397,603 tons during the six months ended September 30, 2015, an increase of 24.4%, following the increase in the refined metal production.

•	zinc ingot sales in the domestic market decreased from 264,535tons during the six months ended September 30, 2014 to 262,193 tons during the six months ended September 30, 2015, a decrease of 0.9%. The impact of the production increase was mostly taken in export sales, with the export sales increasing from 55,105 tons during the six months ended September 30, 2014 to 135,410 tons during the six months ended September 30, 2015, an increase of 145.7%. As a result, our domestic sales as a percentage of total sales decreased from 82.8% during the six months ended September 30, 2014 to 65.9% during the six months ended September 30, 2015.

•	the daily average zinc cash settlement price on the LME decreased from $2,196 per ton during the six months ended September 30, 2014 to $2,013 per ton during the six months ended September 30, 2015, a decrease of 8.3%.

•	the daily average lead cash settlement price on the LME decreased from $2,140 per ton during the six months ended September 30, 2014 to $1,824 per ton during the six months ended September 30, 2015, a decrease of 14.8%.

•	Zinc India did not sell any metal concentrate during the six months ended September 30, 2015, as well as six months ended September 30, 2014.

•	lead ingot production increased from 64,232 tons during the six months ended September 30, 2014 to 74,798 tons during the six months ended September 30, 2015, an increase of 16.4%. Lead ingots sales increased from 61,734 tons during the six months ended September 30, 2014 to 69,559 tons during the six months ended September 30, 2015, an increase of 12.7%.

•	silver ingot production increased from 180,115 kg during the six months ended September 30, 2014 to 205,962 kg during the six months ended September 30, 2015, an increase of 14.4%, primarily due to higher lead volume. The daily average silver London Bullion Metal Association (LBMA) price decreased from $633 per kg to $502 per kg, a fall of 20.7% during the six months ended September 30, 2015 as compared to the six months ended September 30, 2014. Sale of silver ingots increased from 162,180 kg during the six months ended September 30, 2014 to 188,383 kg during the six months ended September 30, 2015, an increase of 16.2%, in line with the increase in production.

Operating profit in the Zinc India segment increased from Rs. 29,443 million during the six months ended September 30, 2014 to Rs. 35,965 million ($549.1 million) during the six months ended September 30, 2015, an increase of Rs. 6,522 million, or 22.2%. The increase was on account of higher volumes, decrease in the cost of production and Rupee depreciation against the US dollar, offset by lower LME prices of zinc and lead. As a result, operating margin improved from 44.7% during the six months ended September 30, 2014 to 48.7% during the six months ended September 30, 2015.

Zinc International

Revenue to external customers in the Zinc International segment decreased from Rs. 18,480 million during the six months ended September 30, 2014 to Rs. 15,695 million ($239.6 million) during the six months ended September 30, 2015, a decrease of Rs. 2,785 million or 15.1% primarily due to a reduction in production at Lisheen of 12,000 tons, which is near the end of its life and is expected to cease operations in December 2015. Production at BMM was stable and in line with corresponding period at 31,000 tons. At Skorpion, production reduced by 18,000 tons. This was primarily due to lower ore treatment due to equipment availability in milling and processing circuits, unplanned shutdown and a 30-day planned maintenance shutdown that commenced on September 16, 2015. The operations resumed to normal levels mid November 2015 post the refurbishment of equipment after the shutdown. Specifically:

•	production of refined zinc metal at Skorpion decreased from 60,102 tons during the six months ended September 30, 2014 to 42,295 tons during the six months ended September 30, 2015, a decrease of 17,607 tons or 29.3%.

•	production of zinc metal in concentrate (MIC) from the Lisheen and BMM mines decreased from 76,468 tons during the six months ended September 30, 2014 to 67,902 tons during the six months ended September 30, 2015, a fall of 8566 tons or 9.8%. Production of lead MIC also decreased from 26,281 tons to 22966 tons, a decrease of 3315 tons or 26.7%.

•	the daily average zinc cash settlement price on the LME decreased from $2,196 per ton during the six months ended September 30, 2014 to $2,013 per ton during the six months ended September 30, 2015, a decrease of 8.3%.

•	the daily average lead cash settlement price on the LME decreased from $2,140 per ton during the six months ended September 30, 2014 to $1,824 per ton during the six months ended September 30, 2015, a decrease of 14.8%.

Profitability in the Zinc International segment decreased from an operating profit of Rs. 2,165 million during the six months ended September 30, 2014 to an operating profit of Rs.1,736 million ($26.5 million) during the six months ended September 30, 2015, a decrease of Rs. 429 million. The reduction was primarily on account of reduced volumes at Skorpion and Lisheen, unplanned disruptions, higher maintenance expenses due to shutdown work and higher treatment and refining charges.

Oil & Gas

Revenue from external customers in the oil and gas segment decreased from Rs. 84,491 million during the six months ended September 30, 2014 to Rs. 48,717 million ($743.8 million) during the six months ended September 30, 2015, a decrease of Rs. 35,774 million, or 42.34%, primarily due to fall in oil prices and higher profit payouts to government towards profit petroleum at the Rajasthan block. Specifically:

•	Gross Oil and gas production increased from 37.7 mmboe during the six months ended September 30, 2014 to 38.0 mmboe during the six months ended September 30, 2015, an increase of 0.7%. Working Interest oil and gas production decreased from 23.9 mmboe during the six months ended September 30, 2014 to 23.7 mmboe during the six months ended September 30, 2015, a decrease of 0.9%

•	Entitlement interest sales increased from 14.8 mmboe during the six months ended September 30, 2014 to 15.7 mmboe during the six months ended September 30, 2015, an increase of 0.9 mmboe or 5.9%. The increase in sales is in line with increase in production.

•	all the oil and gas produced is sold domestically.

•	the daily average oil and gas cash settlement price on the European brent decreased from $105.7 per boe during the six months ended September 30, 2014 to $56.0 per boe during the six months ended September 30, 2015, a decrease of 47.0%.For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality.

Operating profit in the oil and gas segment decreased from Rs. 19,064 million during the six months ended September 30, 2014 to an operating loss of Rs. 4,208 million ($64.2 million) during the six months ended September 30, 2015, a decrease of Rs. 23,272 million, or 122%. This decrease was largely on account of fall in daily average brent prices and rise in the profit petroleum share Operating margin decreased from 22.6% during the six months ended September 30, 2014 to (8.6%) during the six months ended September 30, 2015. A decline in benchmark Brent prices was followed by greater incentives for processing light grades, driving the demand for light crude. Oversupply of heavy crude has also suppressed prices. The Rajasthan block crossed the cumulative production of 300 million barrels of oil equivalent (mmboe) in the period. Ravva and Cambay, both offshore assets, continue to be positive examples of good reservoir management and operational excellence, with production growth of over 13% during the first half of fiscal 2016. Though the fields are in natural decline, decline rates have been partly mitigated by employing prudent reservoir management practices, including sustained higher water injection rates and deeper gas lift injection. RDG field in DA-1 witnessed a ramp-up in gas production with the volumes rising by more than 100% over the first half of fiscal 2015. We achieved a record peak production of 34 mmscfd from RDG in August 2015, and expect to produce in excess of our guidance of an average production of 25 mmscfd of gas from existing RDG infrastructure in fiscal 2016. We successfully completed a five-well hydro-frac campaign in the period and are planning to commence 15 more in the second half of fiscal 2016, which will sustain production.

Iron Ore

At Goa, the remaining approvals for major mines were received for production of saleable ore of 5.5 mtpa and mining restarted at two mines during the period after suspension of three years. During the first half of fiscal 2016, we recorded production of 0.1 million tons. Production will be progressively ramped up in the second half of fiscal 2016. The first export shipment was made on October 19, 2015.

Revenue from external customers in the iron ore segment decreased from Rs. 10,477 million during the six months ended September 30, 2014 to Rs.8,449 million ($135.1 million) during the six months ended September 30, 2015, a decrease of Rs. 2,028 million, or 19.4% mainly on account of a steep fall in iron ore prices. Iron ore prices remained range-bound during the first half of fiscal 2016, having fallen 41% compared to the first half of fiscal 2015 as a result of increased supply from Australia and moderating demand growth in China. Specifically:

•	iron ore production increased from 0.3 tons during the six months ended September 30, 2014 to 1.1 million tons during the six months ended September 30, 2015, driven by the operation of the Karnataka mines for entire six months during the current year in line with expectations.

•	iron ore sales also increased from 1.1 million tons during the six months ended September 30, 2014 to 1.2 million tons during the six months ended September 30, 2015, reflecting the sales from the Karnataka mines.

•	the entire iron ore sales during the six months ended September 30, 2015 was in the domestic market. The production of pig iron increased by 6.7% to 319,954 tons during the six months ended September 30, 2015 as compared to 299,800 tons during the six months ended September 30, 2014.

Operating loss in the iron ore segment decreased from Rs. 2,138 million during the six months ended September 30, 2014 to Rs. 789 million ($12 million) during the six months ended September 30, 2015, a decrease in the loss by Rs.1,349 million. The decrease in loss was on account of provision of Rs. 2,214 million taken during the six months ended September 30, 2014 to reduce inventories to a net realizable value in view of the ruling of the Supreme Court of India that the iron ore miners would get the carrying cost for the existing inventories.

Copper

Revenue in the copper segment decreased from Rs. 110,261 million for the six months ended September 30, 2014 to Rs.108,966 million ($1,663.6 million) for the six months ended September 30, 2015, a decrease of Rs.1,295 million, or 1.7%. This decrease was primarily due to lower daily average copper LME prices, partially offset by higher volumes and higher treatment and refining charges. Volumes were higher despite the 20 days planned & unplanned maintenance shutdown undertaken during the six months ended September 30, 2015, Treatment and refining charge realized was 24.1 US cents per pound for the six months ended September 30, 2015 as compared to 20.0 US cents per pound for the six months ended September 30, 2014, an increase of 20.0%. Specifically:

•	copper cathode production increased from 166,161 tons during the six months ended September 30, 2014 to 192,755 tons during the six months ended September 30, 2015, an increase of 26,594 tons, or 16.0%. Copper cathode sales decreased from 86,855 tons during the six months ended September 30, 2014 to 86,027 tons during the six months ended September 30, 2015, a decrease of 1%.

•	production of copper rods increased from 80,647 tons during the six months ended September 30, 2014 to 103,037 tons during the six months ended September 30, 2015, an increase of 27.8%. Copper rod sales increased from 79,294 tons during the six months ended September 30, 2014 to 101,827 tons during the six months ended September 30, 2015, an increase of 28.4%. The increase in sales was in line with the increase in production.

•	sales of copper in the Indian market increased from 90,602 tons during the six months ended September 30, 2014 to 113,536 tons during the six months ended September 30, 2015, an increase of 25.3%, and our exports increased from 75,547 tons during the six months ended September 30, 2014 to 101,827 tons during the six months ended September 30, 2015, an increase of 28.4%. Our domestic sales as a percentage of total sales increased from 54.5% during the six months ended September 30, 2014 to 60.4% during the six months ended September 30, 2015. The daily average copper cash settlement price on the LME decreased from $6,894 per ton during the six months ended September 30, 2014 to $5,639 per ton during the six months ended September 30, 2015, a decrease of 18.2%.

•	net conversion costs decreased from 4.8 US cents per pound during the six months ended September 30, 2014 to 2.4 US cents per pound during the six months ended September 30, 2015, due to lower input costs (fuel and power) and higher by-product credits.

•	There was no mined metal production from our Australian mine during the six months ended September 30, 2014 and September 30, 2015, as our Australian mine in which operations were suspended since January 2014 following a mud slide incident, was put under care and maintenance since July 2014.

Operating profit in the copper segment increased from Rs. 5,030 million during the six months ended September 30, 2014 to Rs. 9,712 million ($148.3 million) during the six months ended September 30, 2015, an increase of Rs. 4,682 million, or 93.1%. The increase in operating profit was primarily due to higher volumes, improved operational efficiencies, higher TCs/RCs, and lower costs of production.

Aluminium

Revenue from external customers in the aluminium segment decreased from Rs. 58,506 million during the six months ended September 30, 2014 to Rs. 54,510 million ($834.2 million) during the six months ended September 30, 2015, a decrease of Rs. 3,996 million, or 6.8%, primarily due to lower LME prices and lower premium partially offset by higher volume. Specifically:

•	aluminium production increased from 424,402 tons during the six months ended September 30, 2014 to 463,947 tons during the six months ended September 30, 2015, an increase of 9.3%.

•	aluminium sales increased from 410,995 tons during the six months ended September 30, 2014 to 459,848 tons during the six months ended September 30, 2015, an increase of 11.9%. Sales of aluminium ingots increased from 247,085 tons during the six months ended September 30, 2014 to 282,782 tons during the six months ended September 30, 2015, an increase of 14.4%. However, sale of rolled products decreased during the period, in line with the market conditions. Rolled product sales decreased from 23,662 tons during the six months ended September 30, 2014 to 19,008 tons during the six months ended September 30, 2015, a decrease of 19.7%. Wire rod sales increased from 140,247 tons during the six months ended September 30, 2014 to 158,059 tons during the six months ended September 30, 2015, an increase of 12.7%.

•	Aluminum sales in the domestic market increased from 257,703 tons during the six months ended September 30, 2014 to 318,124 tons during the six months ended September 30, 2015, an increase of 23.4%. Our aluminium exports decreased from 153,292 tons during the six months ended September 30, 2014 to 141,724 tons during the six months ended September 30, 2015. Our domestic sales as a percentage of total sales increased from 62.7% during the six months ended September 30, 2014 to 69.2% during the six months ended September 30, 2015.

•	the daily average aluminium cash settlement price on the LME decreased from $ 1,896 per ton during the six months ended September 30, 2014 to $1,675 per ton during the six months ended September 30, 2015, a decrease of 11.7%.

•	the benchmark Japanese premium decreased by $147 per ton during the six months ended September 30, 2015 as compared to the six months ended September 30, 2014.

Operating profit in the aluminium segment decreased from Rs. 5,168 million during the six months ended September 30, 2014 to Rs. 519 million ($7.9 million) during the six months ended September 30, 2015, a decrease of Rs. 4,649 million. This decrease was primarily on account of lower LME prices and reduced metal premiums partially offset by decrease in the average cost of production. During the first half of fiscal 2016, alumina cost of production (COP) was US$331/ton, compared to US$366/ton in the corresponding period. Due to the non-availability of captive bauxite and cost optimisation drives across the business, the alumina refinery has been reduced to a single stream and will now operate at an annual capacity of 800kt. The hot metal COP at 500kt Jharsuguda-I was US$1,598/ton, compared to US$1,688/ton during the first half of fiscal 2015. The decrease was due to lower alumina prices, lower imported coal prices and currency depreciation. The cost of production at the 245kt Korba-I reduced to US$ 1,722/ton from US$1,964/ton in the first half of fiscal 2015. This decrease was due to lower alumina, power costs and currency depreciation. Operating margin decreased from 8.8% during the six months ended September 30, 2014 to 0.9% during the six months ended September 30, 2015.

Power

Revenue from external customers in the power segment increased from Rs. 15,950 million during the six months ended September 30, 2014 to Rs. 21,782 million ($332.5 million) during the six months ended September 30, 2015, an increase of Rs. 5,832 million or 36.6%, on account of power sales from TSPL’s 660MW power plant commissioned in third quarter in fiscal 2015 and BALCO’s one unit of 300 MW power plant commissioned during the current year. Specifically:

•	Power sold increased from 4,627 million units (MU) during the six months ended September 30, 2014 to 5,789 MU during the six months ended September 30, 2015, an increase of 25.1%. The Jharsuguda 2,400 MW power plant continued to operate at a low PLF of 40% during the six months ended September 30, 2015 due to weaker power market and power evacuation constraints for open access power sales. At the Talwandi Sabo power plant, the first 660MW unit of TSPL operated at 71% availability during the half year and supplied 1,077 million units to the Punjab State Electricity Board (PSEB). TSPL’s Power Purchase Agreement with PSEB compensates based on the availability of the plant. The remaining two units are expected to commence production in second half of fiscal 2016. One out of the remaining two units achieved COD on November 24, 2015. Out of the two 300 MW units of the 1,200 MW Korba Power Plant destined for commercial power: one 300 MW unit has achieved commercial production during this period and was capitalised on August 1, 2015; the second commercial unit is expected to be commissioned during second half of fiscal 2016.

•	Average prices were lower in first half of fiscal 2016 at Rs. 3.12/unit compared with Rs. 3.35/unit in the previous year, primarily due to lower power realisation rates in open access sales at Jharsuguda.

•	The average cost of generation increased from Rs.2.09 per unit during the six months ended September 30, 2014 to Rs. 2.21 per unit during the six months ended September 30, 2015.

Operating profit in the power segment decreased from Rs. 3,633 million during the six months ended September 30, 2014 to Rs. 3,215 million ($49.1 million) during the six months ended September 30, 2015, a decrease of Rs. 418 million. The decrease was primarily due to higher cost of generation and on account of liquidated damages recovered from an EPC contractor during the six months ended September 30, 2014 partially offset by COD achievement by TSPL’s second unit. Operating margin decreased from 22.8% during the six months ended September 30, 2014 to 13.1% during the six months ended September 30, 2015.

Investment Revenue

Investment revenue decreased from Rs. 26,765 million during the six months ended September 30, 2014 to Rs.22,696 million ($346.5 million) during the six months ended September 30, 2015, a decrease of Rs. 4,069 million, or 15.2%, mainly at Zinc India and Cairn India, driven by lower treasury income on account of mark-to-market(MTM) gains accruing in a falling interest rate environment in India, where most of the Group’s cash and investments reside.

Finance costs

Finance costs decreased from Rs. 35,125 million during the six months ended September 30, 2014 to Rs. 29,606 million ($452 million) during the six months ended September 30, 2015, a decrease of Rs. 5,519 million or 15.7%. This is due to the benefits of lower cost refinancing of the Aluminium sector loans and using cash to repay convertible bonds in the Copper business during second half of fiscal 2015.

Tax expense

Tax expense was at Rs. 17,428 million ($266.1 million) during the six months ended September 30, 2015, as compared to Rs. 9,747 million during the six months ended September 30, 2014. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was at 42.9% during the six months ended September 30, 2015, as against 18% during the six months ended September 30, 2014. The higher tax rate is primarily due to higher tax expenses at Cairn India, due to deferred tax expenses in the current year against a credit in the previous year on a very low profit base, and higher tax rates at Hindustan Zinc.

Non-controlling interest

Profit attributable to non-controlling interest decreased from Rs. 23,083 million during the six months ended September 30, 2014 to Rs. 12,096 million ($184.6 million) during the six months ended September 30, 2015, a decrease of Rs. 10,987 million, or 47.6%. The decrease was mainly on account of decrease in the profit earned during the six months ended September 30, 2015 as against the earlier year period. Non-controlling interest as a percentage of profit was at 54.4% for six months ended September 30, 2015.

Liquidity and Capital

As of September 30, 2015, we had cash and short-term investments and deposits (excluding restricted cash) totaling Rs. 576,790 million ($8,806.0 million), short term borrowings of Rs. 174,121 million ($2,658.3 million) and long term borrowings of Rs. 501,772 million ($7,660.6 million). Vedanta Limited had, on a standalone basis, cash and short-term investments totaling Rs. 21,852 million ($333.6 million) and borrowings of Rs. 290,734 million ($4,438.7 million).

The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2014	2015	2015
	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Net cash provided by/ (used in):
Operating activities	51,216	91,377	1,394.9
Investing activities	28,924	(55,644)	(849.5)
Financing activities	(57,271)	(27,314)	(416.8)

Net Cash Provided by Operating Activities

Net cash from continuing operating activities was Rs. 91,377 million ($1,394.9 million) during the six months ended September 30, 2015 as compared to net cash from continuing operating activities of Rs. 51,216 million during the six months ended September 30, 2014. Net increase in cash flows from operating activities was mainly due to following reasons:

•	net purchase of short term investments of Rs. 29,453 million ($449.7 million) in six months ended September 2015 compared to net purchase of short term investments of Rs. 12,566 million in six months ended September 2014.

•	The cash released from operating assets and liabilities (working capital) in six months ended September 2015 was Rs. 63,949 million ($976.3 million) compared to cash released of Rs. 555 million in six months ended September 2014.

•	Interest received of Rs. 5,428 million ($82.9 million) in six months ended September 2015 compared to Rs. 11,602 million in six months ended September 2014.

•	Income tax paid of Rs. 9,884 million ($150.9 million) in six months ended September 2015 compared to Rs. 17,567 million in six months ended September 2014.

•	Interest paid of Rs. 26,889 million ($410.5 million) in six months ended September 2015 compared to Rs. 54,579 million in six months ended September 2014.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 55,644 million ($849.5 million) during the six months ended September 30, 2015 as compared to net cash generated from investing activities of Rs. 28,924 million during the six months ended September 30, 2014. Increase in net cash generated from investing activities was due to:

•	Net cash outflow from short term deposits of Rs. 12,225 million ($186.6 million) in six months ended September 2015 as compared to net cash inflow of Rs. 89,736 million during the six months ended September 2014.

•	Reduction in cash used in our expansion projects and in exploration of Rs.41,714 million ($636.9 million) in six months ended September 2015 as compared to Rs. 57,405 million in six months ended September 2014.

•	Decrease in net restricted cash and cash equivalents to Rs. 1,729 million ($26.4 million) in six months ended September 2015 as compared to Rs. 3,413 million in six months ended September 2014.

Net Cash used in Financing Activities

Net cash used in financing activities was Rs. 27,314 million ($417.0 million) during the six months ended September 30, 2015 compared to net cash used in financing activities of Rs. 57,271 million in the six months ended September 30, 2014 primarily on account of:

•	Net cash outflow from long term and short term debts (other than working capital, acceptances and related party debt) of Rs. 14,165 million ($216.4 million) in six months ended September 2015 as compared net cash inflow of Rs. 69,866 million in the six months ended September 30, 2014.

•	Net cash inflow from working capital loan and acceptances of Rs. 3,276 million ($49.9 million) in six months ended September 2015 as compared net cash outflow of Rs. 20,524 million in the six months ended September 30, 2014.

•	Net cash outflow towards loan repaid to related party of 1,377 million ($21.0 million) in six months ended September 2015 as compared net cash outflow towards loan repaid to related party of Rs. 73,134 million in the six months ended September 30, 2014.

•	Payment of dividends of Rs.15,048 million ($230.0 million) in six months ended September 2015 as compared to Rs. 21,790 million in the six months ended September 30, 2014.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 9 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited and India Ratings and Research Private Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 57,945 million and Rs. 52,443 million ($800.7 million) as at March 31, 2015 and September 30, 2015, respectively.

Business Risk

Principal risks and uncertainties and detailed information on the impact of these risks as well as the identification and mitigation measures adopted by management at the yearend have been documented in companies 20 F for fiscal 2015 on pages 14 to 37 and have not changed significantly since. Manifestation of any or all of these risks could have a significant impact on the performance of our Group going forward.

A new risk identified during the period is Access to Capital from global markets. Our immediate priority is debt refinancing, we are getting good traction from Indian banks and are working with them on a refinancing plan for existing debt portfolio in order to reduce the cost of borrowing, extend the maturity profile and deleverage the balance sheet.

We remain focused around our operations, optimising our assets, maintaining positive free cash flow, reduction of working capital and delivery of strategic priorities. We have taken up a series of initiatives to reduce costs, maintain financial strength and mitigate the risk on account of access to capital. Our focus areas are aggressive cost reduction through operational efficiency, workforce reduction, product mix optimisation and deriving value out of procurement synergies across locations.

Legal Proceedings

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of forest development tax at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy forest development tax and directed that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

An application was filed by us before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India, against the order of the High Court of Karnataka. In November 2009, the Supreme Court of India directed the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and directed us to furnish a bank guarantee towards payment of the forest development tax. In April 2010 we were directed by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. Subsequently, Karnataka High Court as per its order dated December 3, 2015 has declared the notification extending FDT on iron ore companies as invalid on technical grounds and lapses in section 98A of the Karnataka Forest Act.

Challenge to Goa Permanent Fund - The SC by its Judgment dated April 21, 2014 in the Goa Mining Ban matter had directed that a fund for sustainable development and intergenerational equity named Goa Permanent Iron Fund (“GPF”) be created by the State government in consultation with Central Empowered Committee (CEC) and directed the mining lessees to contribute 10% of sale price to the fund. The Mines & Minerals (Development & Regulation) Amendment Act of 2015 (MMDR) has introduced the District Mineral Fund under sec 9B .We have challenged the GPF by way of an interlocutory application (IA) seeking clarification that the GPF has been subsumed within the scope of Section 9B and praying that mining lessees in Goa need not contribute to GPF. The State Government has framed the Scheme and forwarded the same for comments from CEC. The IA was heard on August 14, 2015 and SC had issued notice to Union of India, CEC and State of Goa to file reply in the matter within four weeks. State Government and Ministry of Mines have filed affidavit in the matter. The matter will be listed as per Supreme Court board.

Challenge to renewals of Mining Leases - We had filed applications for second renewal of its iron ore mining leases in Goa in 2006 as stipulated under law, but no express orders were passed till the imposition of ban on operations by the Supreme Court on October 5, 2012. In 2013, during the pendency of goa mining ban matter, the state government of goa had collected stamp duty to execute lease deed for 9 out of 21 working mines of Vedanta limited and our subsidiaries (SRL and SMCL), but no lease deeds were executed. The Supreme Court in the goa mining ban matter on April 21, 2014 has held amongst other stipulations that the mining operations carried out by the lessees after 22 November 2007 was illegal. As the state government was not deciding upon the renewal applications, we along with our subsidiaries (SRL and SMCL) and along with other applicants had approached the High Court of Bombay at Goa to direct state government to decide upon the renewal applications pending since 2006. On August 13, 2014, the High Court passed an order directing the State of Goa to renew the mining leases for which stamp duty was collected and to decide the other applications for which no stamp duty was collected within three months thereof. Pursuant to the order state government has executed lease deeds for all of 21 working mining leases and the same have been registered.

The Goa Foundation has challenged the order passed by the High Court dated August 13, 2015 before the Supreme Court of India on the ground that the leases which have been declared as expired by the Supreme Court cannot be reviewed and renewed. Another set of SLPs were filed by Rama Velip against the order of High Court dated August 13, 2014. New set of writ petitions have been filed before Supreme Court by The Goa Foundation and Sudip Tamankar for setting aside the second renewals of iron ore mining leases in Goa made under section 8 (3) of MMDR Act and challenging decision of State Government and MOEF to revoke suspension on mining in state of Goa and other approvals granted. The petitions are yet to be heard and are expected to be listed in Jan 2016.

The MoEF has rejected the forest clearance granted to the Niyamgiri mining project and our expansion plans of refinery in Lanjigarh are on hold.

In 2004, a writ petition was filed against us, the Government of Odisha, the Republic of India, the Orissa Mining Corporation, and others by a private individual before the High Court of Orissa, alleging that the grant of a mining lease by the Orissa Mining Corporation to us to mine bauxite in the Niyamgiri Hills at Lanjigarh, in the State of Orissa, would violate the provisions of the Forest (Conservation) Act, 1980 of India. The petition alleges that the felling of trees, construction of the alumina refinery by us and the development of the mine is in violation of the Forest (Conservation) Act, 1980 and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite, to declare the joint venture agreement entered into between us and the Orissa Mining Corporation void, a court direction for the immediate cessation of construction of the Lanjigarh alumina refinery and an unspecified amount of compensation from us for damage caused to the environment. This petition was also filed before the Supreme Court of India by certain non-governmental organizations and individuals. The Supreme Court granted us the clearance to mine in and around the Niyamgiri Mines on terms and conditions as specified in the Court order. Consequent to the order of the Supreme Court of India, the proceedings before the High Court of Orissa became redundant as the issues were already determined.

Thereafter, the MoEF on August 24, 2010 declined to grant the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation, and rendered the environmental clearance non-operational. On March 8, 2011, the Orissa Mining Corporation challenged the order of the MoEF by a special leave petition in the Supreme Court of India. On April 1, 2011, the Court admitted the corporation’s plea against the MoEF. The Supreme Court in its order dated April 18, 2013 directed the Government of Odisha to place any unresolved issues and claims of the local communities under the Forest Rights Act and applicable rules before the Gram Sabha, the council representing the local community. The Gram Sabha was directed to consider these claims and communicate its decision to the MoEF through the Government of Odisha within three months of the order. The Government of Odisha completed the process of conducting Gram Sabha meetings and submitted its report on the proceedings to the MoEF.

Further the MoEF, based on the report submitted by the Government of Odisha rejected the grant of stage II forest clearance for the Niyamgiri project of Orissa Mining Corporation on January 8, 2014, which is one of the sources of supply of bauxite to the Alumina refinery at Lanjigarh in terms of the joint venture agreement the government of Odisha (through Orissa Mining Corporation (“OMC”)). Under the terms of the joint venture agreement, 150 million tons of bauxite is required to be made available to us. The OMC has issued a show cause notice dated February 20, 2015 on Vedanta to show reason why the joint venture agreement for the supply of 150 million tons of bauxite will not be cancelled in view of the failure to achieve certain milestones set out in the joint venture agreement. We have responded to the notice and have enumerated that Vedanta has achieved all its milestones and that the joint venture agreement should not be terminated. However, ignoring our submission, OMC cancelled the JV agreement on 30th September 2015. We have replied to the letter of OMC requesting to withdraw termination letter & the same is pending for consideration. In this, GOO has a Secretarial committee to look into the bauxite linkage to the Alumina Refinery, Lanjigarh.

Separately, on October 20, 2010, the MoEF directed us to maintain the status quo on the expansion of our refinery at Lanjigarh. Against this order, we filed a writ petition in the High Court of Orissa and the Court dismissed our petition. We made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the environment impact assessment report. We submitted this report to the Orissa Pollution Control Board and parallely submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The Expert Appraisal Committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the suspension imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 and the expansion of our Lanjigarh refinery has been considered by the Expert Appraisal Committee in its meeting dated January 9, 2015 for grant of environmental clearance. As per revised minutes of the meeting of Expert Appraisal Committee, the recommendation of the project for environmental clearance is subject to stipulation of the following specific conditions and mitigating measures.

1. The environmental clearance has been considered in phases i.e. for Phase I for 1 to 2 million tons per annum, Phase II for 2 - 4 million tons per annum and for Phase III for 4 to 6 million tons per annum.

2. For Phase I and Phase II for enhancement of capacity from 1 to 4 million tons per annum, it has been advised to obtain stage I forest diversion approval of 26.244 hectare of Gramya Jungle Jogya (Revenue Forest) land lying inside the lease area of the alumina refinery. For Phase II expansion, it has been advised to acquire three villages, namely Rengopali, Bandhaguda and Kothduar for 53.4 hectare land. The acquisition of the above three villages has progressed substantially after the notification under section 4 of the Land Acquisition Act. Further, declaration under section 6 of the Land Acquisition Act has been made for these villages and land acquisition is expected to complete in one year. The environmental clearance for expansion from 1 to 4 million tons per annum will be granted after submission of Stage I forest clearance of above 26.244 hectares. For Phase III expansion from 4-6 million tons per annum, environmental clearance can be granted as an amendment to the original approval after ascertaining the land acquisition details of 666.03 hectares and without the requirement of having to repeat the environmental impact assessment process.

MOEF, Regional office, Bhubaneswar has granted stage I clearance for diversion of 26.244 HA of Gramya Jungle Jogya land on October 14, 2015 & the same was submitted to MOEF, Delhi, Environment Division for grant of EC. MOEF has considered & granted EC for construction on November 20, 2015. The EC has been granted for expansion from 1 MTPA to 4 MTPA and captive power plant from 75 MW to 285 MW. The committee also recommended that the further expansion from 4 MTPA to 6 MTPA need not go through a fresh appraisal process again, since the present EC application has considered its impact. EC for expansion from 4 MTPA to 6 MTPA would be granted as an amendment after additional land acquisition and without the requirement of going through the whole Environment Impact Assessment (EIA) process afresh. Subsequently, we have applied for Consent to establish for above expansion. We have also applied for consent to operate for 1-2 MTPA. The applications are pending with State Pollution Control Board.

Proceedings against TSPL by SEPCO

TSPL had entered into an Engineering Procurement Construction (EPC) contract with SEPCO Electric Power Construction Corporation (SEPCO) for erection, procurement and commissioning of a 3X660MW power plant on September 9, 2009. Although EPC Contracts provided September, 2013 as the date of completion until date, one Unit has been able to achieve provisional completion with numerous quality issues. The second Unit SEPCO failed to complete the Reliability Run Test and in Synchronization, Mechanical Completion and Reliability Run is yet to commence in the third Unit.

The parties agreed a completion schedule in September 2015 yet SEPCO did not pursue completion of Reliability Run Test of 2nd Unit as per agreed terms. SEPCO has invoked arbitration on November 26, 2015 as per the EPC Contract claiming $ 202.8 million and Rs. 10,370 million ($ 158.3 million). TSPL has also nominated its arbitrator and is in the process of filing a counter-claim. The arbitration is as such in early stages.

Simultaneously, SEPCO has filed an application under section 9 of The Arbitration and Conciliation Act, 1996 before the Punjab & Haryana High Court seeking injunction on the bank guarantees including PBG of $ 143 million and an advance bank guarantee of $ 61 million, and to secure their inventory at site. The High Court vide order dated December 1, 2015 directed a stay on the bank guarantees and appointed a Local Commissioner (LC) for inspection of SEPCO’s and its contractors’ inventory. LC submitted its report on November 8, 2015. TSPL has filed its reply and also an application for vacation of stay in light of misrepresentation by SEPCO. The matter was heard from December 17, 2015 till December 23, 2015 and is reserved for order. TSPL has good chances for vacation of stay on the BGs as TSPL is well within its contractual right to ensure the partial takeover and SEPCO had concealed material facts that there are unattended defects in the plant.

Proceedings by BALCO relating to direction by GoI not to declare us as the successful bidder in the e-auction of Gare Palma IV/1 coal mine

BALCO participated in the e-auction for Gare Palma IV/1 coal mine and being the highest bidder during the auction and attained preferred bidder status. Per the Coal Mines (Special Provisions) Act, 2015, following the determination of preferred bidder status, the Coal Ministry was to confirm the status based on Nominated Authority’s recommendation. The Nominated Authority based on the Coal Ministry’s recommendation issued an order dated March 20, 2015 stating that BALCO should not be declared the successful bidder in respect of Gare Palma IV/1 Coal Mine since the final price did not reflect fair value. The Gare Palma IV/1 coal mine was allotted to Coal India Limited instead on March 23, 2015. BALCO filed a writ petition before the Delhi High Court challenging the orders dated March 20, 2015 and March 23, 2015, arguing that the price bid by the company was ten times the floor price. The matter was heard on March 27, 2015 from which an interim order was passed stating that any action in respect of this coal mine will be subject to the outcome of the Court’s orders and that no equity or vested interest may be claimed by any third party in the mine. In the meantime, Coal India Limited was designated as the custodian of the mine. On May 25, 2015, the Delhi High Court disposed the petition with a direction to GoI, and with GoI’s agreement, to reassess the declaration of BALCO within 4 weeks as unsuccessful bidder even though it was the preferred bidder. The GoI rejection dated July 29, 2015 of the representation of BALCO to accept its bid for the Gare Palma IV/1 coal mine has been challenged before the High Court of Delhi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 24, 2015

VEDANTA LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer